06018839

Crédit Agricole S.A.
File No. 82-34771

RECEIVED
2006 NOV 28 P 3:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY CREDIT AGRICOLE SA THROUGH OCTOBER 31, 2005

SUPPL

1. FINANCIAL ANNOUNCEMENTS IN THE BULLETIN OF LEGAL ANNOUNCEMENTS (the "BALO")

   1.1 Publication relating to the issuance of (up to) €540 million fixed rate bonds, dated October 6, 2006.

   1.2 Publication relating to the issuance of €508 million fixed rate bonds, dated October 3, 2006.

   1.3 Publication relating to the issuance of (up to) €75 million fixed rate bonds, dated October 25, 2006.

2. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

   2.1 Materials relating to the €40,000,000,000 Euro Medium Term Note Program.

      A. Final Terms relating to the issuance of EUR 100,000,000 Fixed Rate & Index Linked Interest Notes due 2016, dated October 3, 2006.

      B. Final Terms relating to the issuance of CAD 700,000,000 Floating Rate Notes due October 2008, dated October 3, 2006.

      C. Final Terms relating to the issuance of GBP 300,000,000 Floating Rate Notes due October 2009, dated October 10, 2006.

      D. Final Terms relating to the issuance of USD 500,000,000 Floating Rate Notes due October 2009, dated October 11, 2006.

3. OTHER PUBLIC DISCLOSURE

   3.1 Press releases through October 31, 2006.

   3.2 Presentation entitled "Strategic Development of Crédit Agricole S.A. in Italy" dated October 12, 2006.

11/29

Exhibit 1.1

Publication relating to the issuance of (up to) €600 million fixed rate bonds

Published in the BALO on October 6, 2006

Please see the attached English-language summary.

Exhibit 1.1

English summary from French

Crédit Agricole S.A. BALO Notice published October 6, 2006, Bulletin No. 120

Further to the notice dated June 2, 2006, this notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term (TSDI). This notice states that as of March 31, 2006, the total of previously issued outstanding debt amounted to €10,685,171,772 to €11,008,968,635 for redeemable subordinated debt (TSR) and to €1,553,755,050 for subordinated debt with no fixed term (TSDI).

The notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term. The notice describes the Board of Directors' decision, at their meeting of May 16, 2006, to proceed with the issuance in France or abroad of bonds or warrants, subordinated or not, reimbursable at a fixed term or, at latest, at the time of the dissolution of the company, supported or not by bonds and indexed or not to any type of index or security.

The notice announces that head of the asset/liability management and financial relations division, having already exercised this right to the amount of €4,168,000,000, has decided to issue subordinated debt with no fixed term in a maximum amount of 540,000,000.

After describing the administrative procedure by which this issuance will occur, the notice announces that the securities will pay interest at an annual nominal rate of 4.00%. Interest will be payable quarterly, at the annual rate divided by 4. The first interest period will be payable as of January 30, 2007. Application will be made to list the securities on Eurolist by Euronext Paris S.A.. Their expected date of valuation is October 30, 2006 under *code valeur* number FR0010378505. The principal amount of the notes will be announced in the BALO on October 13, 2006.

Rate of actuarial return will vary according to the date the bond is cashed in.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.2

Publication relating to the issuance of €508 million fixed rate bonds

Published in the BALO on October 3, 2006

Please see the attached English-language summary.

Exhibit 1.2

English summary from French

Crédit Agricole S.A. BALO Notice published October 3, 2006, Bulletin No. 123

Further to the notice dated October 6, 2006, this notice announces the issuance by Crédit Agricole S.A. of €508,000,000 principal amount notes (approved by the *AMF* with visa number 06-335 on October 3, 2006).

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.3

Publication relating to the issuance of (up to) €75 million fixed rate bonds

Published in the BALO on October 25, 2006

Please see the attached English-language summary.

Exhibit 1.3

English summary from French

Crédit Agricole S.A. BALO Notice published October 25, 2006, Bulletin No. 128

Further to the notice dated October 6, 2006, this notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term (TSDI). This notice states that as of September 30, 2006, the total previously issued outstanding debt amounted to €13,194,545,248, to €8,505,813,692 for redeemable subordinated debt (TSR) and to €4,261,550,000 for subordinated debt with no fixed term (TSDI).

The notice announces an offering by Crédit Agricole S.A. of subordinated debt with no fixed term. The notice describes the Board of Directors' decision, at their meeting of May 16, 2006, to proceed with the issuance in France or abroad of bonds or warrants, subordinated or not, reimbursable at a fixed term or, at the latest, at the time of the dissolution of the company, supported or not by bonds and indexed or not to any type of index or security.

The notice announces that head of the asset/liability management and financial relations division, having already exercised this right to the amount of €4,832,000,000, has decided to issue subordinated debt with no fixed term in a maximum amount of 75,000,000.

After describing the administrative procedure by which the issuance will occur, the notice announces that interest will be payable quarterly at a "Interest Payment Date". The first period will be payable as of May 13, 2007, for the period starting November 13, 2006 and ending May 13, 2007, included. The principal amount of the notes will be announced in the BALO on November 3, 2006.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1 A

Final Terms relating to the issuance of EUR 100,000,000 Callable Fixed Rate & Interest Linked Interest Notes due 2016

October 3, 2006

Please see attached.

Final Terms dated 03 October 2006

Crédit Agricole S.A.
acting through its London branch
Euro 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 157
TRANCHE NO: 1
Issue of EUR 100,000,000 Fixed Rate & Index Linked Interest Notes due 2016 (the "Notes")
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Dealer: CALYON

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006, 10 July 2006 and 26 September 2006 which, together, constitute a base prospectus (the "Base Prospectus") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A., acting through its London branch
2	(i) Series Number:	157
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	EUR
4	Aggregate Nominal Amount of Notes admitted to trading:	
	(i) Series:	EUR 100,000,000
	(iii) Tranche:	EUR 100,000,000
5	Issue Price:	100 per cent of the Aggregate Nominal

		Amount
6	Specified Denomination(s):	EUR 100,000
7	(i) Issue Date:	October 05, 2006
	(ii) Interest Commencement Date	Issue Date
8	Maturity Date:	October 05, 2016
9	Interest Basis:	**7.27 per cent. Fixed Rate** in respect of the **First Interest Period** (defined as the period beginning on, and including, the Interest Commencement Date and ending on, but excluding, October 05, 2007) **Index Linked Interest** in respect of the **Other Interest Periods** (i.e. each twelve-month period from, and including, October 05, 2007 to, but excluding, the Maturity Date)
10	Redemption/Payment Basis**:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors dated 16 May 2006
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Applicable
	(i) Rate[(s)] of Interest:	7.27 per cent. per annum
	(ii) Specified Interest Payment Date(s):	October 05, 2007, adjusted in accordance with the Following Business Day Convention
	(iii) Fixed Coupon Amount[(s)]:	EUR 7,270.00 per EUR 100,000 in Nominal Amount (i.e. EUR 100,000 x 7.27% x (360/360))
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	30/360
	(vi) Determination Dates:	Not Applicable

	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16		**Floating Rate Note Provisions**	Not Applicable
17		**Zero Coupon Note Provisions**	Not Applicable
18		**Index-Linked Interest Note/other variable-linked Interest Note Provisions**	Applicable. Each Note shall bear interest on its outstanding nominal amount from (and including) October 05, 2007 to (but excluding) the Maturity Date at a rate of interest determined by the Calculation Agent in accordance with the provisions set forth under the Section 2/ "*Index Linked Interest Note Provisions*" of the Appendix hereto. Such interest amount will be payable annually in arrear
	(i)	Index/Formula/other variable:	See Appendix
	(ii)	Calculation Agent responsible for calculating the interest due:	CALYON
	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	See Appendix
	(iv)	Interest Period(s):	Each twelve-month period from (and including) October 05, 2007 to (but excluding) the Maturity Date
	(v)	Determination Dates:	December 28, March 28, June 28, and September 28, in each year commencing on (and including) December 28, 2007 and ending on (and including) September 28, 2016 (each a Valuation $Date_{(k)}$ as defined in the Appendix hereto)
	(vi)	Specified Interest Payment Dates:	October 05, 2008, October 05, 2009, October 05, 2010, October 05, 2011, October 05, 2012, October 05, 2013, October 05, 2014, October 05, 2015, and October 05, 2016 (each an "Index Linked Interest Payment $Date_{(i)}$", it being understood that the Index Linked Interest Payment $Date_{(1)}$ shall occur on October 05, 2008 and that the Index Linked

			Interest Payment Date$_{(09)}$ shall occur on October 05, 2016), in each case subject to adjustments in accordance with the Business Day Convention as specified in paragraph 18(vii) below
	(vii)	Business Day Convention:	Following Business Day Convention
	(viii)	Business Centre(s):	London and TARGET
	(ix)	Minimum Interest Rate:	See Appendix
	(x)	Maximum Interest Rate:	See Appendix
	(xi)	Day Count Fraction:(Condition 5(h))	Not Applicable
19	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer (Call Option)**		Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**		Not Applicable
22	**Final Redemption Amount of each Note**		EUR 100,000 per Note of EUR 100,000 specified denomination
23	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	See Appendix
	(ii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	Yes
	(iii)	Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	Bearer Notes
	New Global Note:	No

		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Condition 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Date of Subscription Agreement, if any:	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name and address of Dealer:	CALYON 9, quai du Président Paul Doumer 92920 Paris La Défense Cédex France
35	Additional selling restrictions:	Not Applicable

GENERAL

36	The aggregate principal amount of Notes issued has been translated into	Not Applicable

Euro at the rate of [•] producing a sum of:

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 **RISK FACTORS**

Not Applicable

2 **LISTING AND ADMISSION TO TRADING**

(i) Listing:	Luxembourg
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from October 05, 2006
(iii) Estimate of total expenses related to admission to trading:	Not Applicable

3 **RATINGS**

Not Applicable

4 **NOTIFICATION**

Not Applicable

5 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

" So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer."

6 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i) Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii) Estimated net proceeds:	EUR 100,000,000
(iii) Estimated total expenses:	Not Applicable

7 **PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying**

See Appendix

8 **OPERATIONAL INFORMATION**

Intended to be held in a manner which would allow Eurosystem eligibility :	No
ISIN Code:	XS0267885449
Common Code:	26788544
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant	

identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

APPENDIX

(This Appendix forms part of the Final Terms to which it is attached)

1/ FINAL REDEMPTION AMOUNT

Unless previously redeemed or purchased and cancelled as specified below and in the Conditions of the Base Prospectus, the Final Redemption Amount payable by the Issuer on the Maturity Date upon redemption of each Note will be an amount in EUR equal to its outstanding principal amount (i.e. EUR 100,000 per Note).

2/ INDEX LINKED INTEREST NOTE PROVISIONS

Accordingly to the item 18 "Index Linked Note Provisions", each Note bears index linked interest on its outstanding nominal amount from (and including) October 05, 2007 to (but excluding) the Maturity Date payable annually (as specified in the item 18(vi) hereabove of the Final Terms) in amounts in EUR (each an "Index Linked Interest Amount$_{(i)}$") according to the following formula (and rounded to the nearest second decimal, with 0.005 and above being rounded upwards):

$$\text{INDEX LINKED INTEREST AMOUNT}_{(i)} = \text{EUR } 100{,}000 \times (\text{MAX } [\text{FLOOR}_{(i)} ; \text{INTEREST RATE}_{(i)}])$$

Where, unless the context otherwise requires, the following defined terms beginning by a capital letter shall have the meanings set forth below:

"n" means a series of whole numbers between 1 and 2;

"i" means a series of whole numbers between 1 and 9;

"k" means a series of whole numbers between 1 and 36;

"Basket of Indices" or "Basket" means an equally weighted basket composed of each Index$_{(n)}$ specified in the schedule hereto:

Index$_{(n)}$	Index$_{(n)}$ Sponsor	Bloomberg Code	Exchange(s)	Related Exchange
Dow Jones Euro STOXX 50 Index	STOXX Limited	SX5E	The stock exchanges on which securities comprising the Index$_{(1)}$ (as determined by the Index$_{(1)}$ Sponsor from time to time) are listed	MONEP S.A. and/or Eurex Franfurt AG
Nikkei 225 Index	Nihon Keizai Shimbun, Inc.	NKY	Tokyo Stock Exchange	Osaka Securities Exchange

"**Index$_{(n)}$**" means the Index$_{(1)}$ or the Index$_{(2)}$ as the case may be, each of them being calculated and disseminated by their relevant Index$_{(n)}$ Sponsor (as defined hereafter);

"**Indices**" means collectively all the Indices comprised in the Basket (i.e. the Index$_{(1)}$ and the Index$_{(2)}$);

"**Index$_{(1)}$**" means the Dow Jones Euro STOXX 50 Index^{SM} as calculated and disseminated by the Index$_{(1)}$ Sponsor (Bloomberg code: SX5E);

"**Index$_{(2)}$**" means the Nikkei 225 Index as calculated and published by the Index$_{(2)}$ Sponsor, based on the share prices of 225 shares quoted within the first section at the Tokyo Stock Exchange (Bloomberg code: NKY);

"**Index$_{(n)}$ Sponsor**" **or "Sponsor$_{(n)}$"** means individually or collectively, as the case may be:

- STOXX Limited in respect of the Index$_{(1)}$ or any successor to such index sponsor which is acceptable in the opinion of the Calculation Agent,
- Nihon Keizai Shimbun, Inc. in respect of the Index$_{(2)}$ or any successor to such index sponsor which is acceptable in the opinion of the Calculation Agent; and/or

"**Floor$_{(i)}$** " means in respect of any Index Linked Interest Amount$_{(i)}$, either:

- 0%; or
- 7.27% if in respect of any previous Index Linked Interest Amount$_{(i)}$ the Rate of Interest$_{(i)}$ is equal to 8%;

"**Interest Rate$_{(i)}$** " means:

- in respect of the Index Linked Interest Amount$_{(1)}$:

$$\sum_{k=1}^{4} \text{Quarterly Coupon}(k)$$

- in respect of the Index Linked Interest Amount$_{(2)}$:

$$\sum_{k=5}^{8} \text{Quarterly Coupon}(k)$$

- in respect of the Index Linked Interest Amount$_{(3)}$:

$$\sum_{k=9}^{12} \text{Quarterly Coupon}(k)$$

- in respect of the Index Linked Interest Amount$_{(4)}$:

$$\sum_{k=13}^{16} \text{Quarterly Coupon}(k)$$

- in respect of the Index Linked Interest Amount$_{(5)}$:

$$\sum_{k=17}^{20} \text{Quarterly Coupon}(k)$$

- in respect of the Index Linked Interest Amount$_{(6)}$:

$$\sum_{k=21}^{24} \text{Quarterly Coupon}(k)$$

- in respect of the Index Linked Interest $\text{Amount}_{(7)}$:

$$\sum_{k=25}^{28} \text{Quarterly Coupon}(k)$$

- in respect of the Index Linked Interest $\text{Amount}_{(8)}$:

$$\sum_{k=29}^{32} \text{Quarterly Coupon}(k)$$

- in respect of the Index Linked Interest $\text{Amount}_{(9)}$:

$$\sum_{k=33}^{36} \text{Quarterly Coupon}(k)$$

"**Quarterly $\text{Coupon}_{(k)}$** " means in respect of any Valuation $\text{Date}_{(k)}$ the percentage as determined by the Calculation Agent in accordance with the following formula:

$$\text{Max}\left[0\% ; \frac{1}{2} \times \sum_{n=1}^{2} \text{Min}\left(2\%; \text{Index}(n)\,\text{Performance}(k)\right)\right]$$

"**$\text{Index}_{(n)}$ Initial Price**" means, in respect of each $\text{Index}_{(n)}$ the level of the $\text{Index}_{(n)}$ determined by the Calculation Agent as of the Valuation Time on September 07, 2006 which are as follows:

- in respect of $\text{Index}_{(1)}$ 3,739.70;
- in respect of $\text{Index}_{(2)}$ 16,012.41;

"**$\text{Index}_{(n)}$ Intermediary $\text{Price}_{(k)}$**" means, in respect of any $\text{Index}_{(n)}$, and any Valuation $\text{Date}_{(k)}$, the official closing level of such $\text{Index}_{(n)}$ at the Valuation Time on such Valuation $\text{Date}_{(k)}$ as determined by the Calculation Agent;

"**$\text{Index}_{(n)}$ $\text{Performance}_{(k)}$**" means, in respect of each $\text{Index}_{(n)}$ and each Valuation $\text{Date}_{(k)}$ the performance of such $\text{Index}_{(n)}$ at the Valuation Time on the relevant Valuation $\text{Date}_{(k)}$ as determined by the Calculation Agent in accordance with the following formula:

$$\frac{\text{Index}_{(n)}\,\text{Intermediary Price}_{(k)}\ \text{Index}_{(n)} - \text{Index}_{(n)}\,\text{Initial Price}}{\text{Index}_{(n)}\,\text{Initial Price}}$$

"**Valuation $\text{Date}_{(k)}$**" means December 28, 2007, March 28, 2008, June 28, 2008, September 28, 2008, December 28, 2008, March 28, 2009, June 28, 2009, September 28, 2009, December 28, 2009, March 28, 2010, June 28, 2010, September 28, 2010, December 28, 2010, March 28, 2011, June 28, 2011, September 28, 2011, December 28, 2011, March 28, 2012, June 28, 2012, September 28, 2012, December 28, 2012, March 28, 2013, June 28, 2013, September 28, 2013, December 28, 2013, March 28, 2014, June 28, 2014, September 28, 2014, December 28, 2014, March 28, 2015, June 28, 2015, September 28, 2015, December 28, 2015, March 28, 2016, June 28, 2016, and September 28, 2016, (being provided that if any Valuation $\text{Date}_{(k)}$ is not a Scheduled Trading Day for all the Indices, such Valuation $\text{Date}_{(k)}$ for all the Indices shall be deemed to be the next following Scheduled Trading Day (the "Scheduled Valuation $\text{Date}_{(k)}$")), unless such day(s) is/are a Disrupted Day.
If the Scheduled Valuation $\text{Date}_{(k)}$ is a Disrupted Day in respect of any $\text{Index}_{(n)}$ (being hereafter referred as the "Affected Index"), then the Valuation $\text{Date}_{(k)}$ for the other Index comprised in the Basket not affected by a Market Disruption Event shall be the Scheduled Valuation $\text{Date}_{(k)}$ and the Valuation $\text{Date}_{(k)}$ for the Affected Index shall be the first succeeding Scheduled Trading Day that is not a

Disrupted Day, unless each of the two Scheduled Trading Days immediately following the Scheduled Valuation $Date_{(k)}$ is a Disrupted Day.
In that case, (i) that second Scheduled Trading Day shall be deemed to be the Valuation $Date_{(k)}$ for the Affected Index, notwithstanding the fact that such day is a Disrupted Day, and (ii) the Calculation Agent shall determine the level of the Affected Index as of the Valuation Time on that second Scheduled Trading Day in accordance with the formula for and method of calculating the Affected Index last in effect prior to the occurrence of the first Disrupted Day using the price as of the Valuation Time on that second Scheduled Trading Day of each security comprised in the Affected Index (or, if an event giving rise to a Disrupted Day has occurred in respect of the relevant security that second Scheduled Trading Day, its good faith estimate of the value for the relevant security)

"Market Disruption Event" means in respect of any $Index_{(n)}$, the occurrence or existence of (i) a Trading Disruption, (ii) an Exchange Disruption, which in either case the Calculation Agent determines is material, at any time during the one hour period that ends at the Valuation Time or (iii) an Early Closure.
For the purposes of determining whether a Market Disruption Event in respect of an $Index_{(n)}$ exists at any time, if a Market Disruption Event occurs in respect of a security included in the $Index_{(n)}$ at any time, then the relevant percentage contribution of that security to the level of the $Index_{(n)}$ shall be based on a comparison of (x) the portion of the level of the $Index_{(n)}$ attributable to that security and (y) the overall level of the $Index_{(n)}$, in each case immediately before the occurrence of such Market Disruption Event;

The Calculation Agent shall as soon as reasonably practicable under the circumstances notify the Issuer of the existence or occurrence of a Market Disruption Event on the day that but for the occurrence or existence of a Market Disruption Event would have been a Valuation $Date_{(k)}$;

"Valuation Time" means:

- in respect of the $Index_{(1)}$, the time of calculation and dissemination of the closing value of the $Index_{(1)}$ via a summary message by the $Index_{(1)}$ Sponsor;

- in respect of the $Index_{(2)}$, the scheduled weekday closing time of the Exchange without regard to after hours or any other trading outside of the regular trading session hours;

"Exchange(s)" or "Stock Exchange(s)" means:

- in respect of each security comprising the $Index_{(1)}$ (as determined by the $Index_{(1)}$ Sponsor from time to time), the principal stock exchange on which such security is listed or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the securities underlying the $Index_{(1)}$ has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the securities underlying such $Index_{(1)}$ on such temporary substitute exchange or quotation system as on the original Exchange);

- in respect of the $Index_{(2)}$, the Tokyo Stock Exchange or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the shares underlying the $Index_{(2)}$ has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the shares underlying such $Index_{(2)}$ on such temporary substitute exchange or quotation system as on the original Exchange);

"Related Exchange(s)" means:

- in respect of the $Index_{(1)}$, the Marché des Options Négociables de Paris S.A. (MONEP S.A.) and/or Eurex Frankfurt AG or any successor exchange(s) or any successor to such exchange(s) or quotation system(s) or any substitute exchange or quotation system to which trading in futures or options contracts relating to the $Index_{(1)}$ has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such

$Index_{(1)}$ on such temporary substitute exchange or quotation system as on the original Related Exchange);

- respect of the $Index_{(2)}$, the Osaka Securities Exchange or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in futures or options contracts relating to the $Index_{(2)}$ has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such $Index_{(2)}$ on such temporary substitute exchange or quotation system as on the original Related Exchange);

"Disrupted Day" means:

- in respect of the $Index_{(1)}$, any Scheduled Trading Day on which the Related Exchange fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred;

- in respect of the $Index_{(2)}$, any Scheduled Trading Day on which the Exchange or the Related Exchange fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred;

"Scheduled Trading Day" means:

- in respect of the $Index_{(1)}$, any day on which the Index Sponsor is scheduled to calculate and disseminate the Index and the Related Exchange is scheduled to be open for trading for its respective regular trading session;

- in respect of the $Index_{(2)}$, any day on which the Exchange and the Related Exchange are scheduled to be open for trading for their respective regular trading sessions;

"Exchange Business Day" means:

- in respect of the $Index_{(1)}$, any Scheduled Trading Day on which the $Index_{(1)}$ Sponsor is scheduled to calculate and disseminate the $Index_{(1)}$ and the Related Exchange is scheduled to be open for trading for its respective regular trading session, notwithstanding such Related Exchange closing prior to its scheduled weekday closing time without regard to after hours or any other trading outside of the regular trading session hours;

- in respect of the $Index_{(2)}$, any Scheduled Trading Day on which the Exchange and the Related Exchange are open for trading during their respective regular trading sessions, notwithstanding any such Exchange or Related Exchange closing prior to its Scheduled Closing Time;

"Scheduled Closing Time" means:

- in respect of the $Index_{(1)}$, in respect of each security comprising the $Index_{(1)}$, the scheduled weekday closing time of the Exchange without regard to after hours or any other trading outside of the regular trading session hours;

- in respect of the $Index_{(2)}$, in respect of a Scheduled Trading Day, the scheduled weekday closing time of the Exchange or, as the case may be, the Related Exchange on such Scheduled Trading Day, without regard to after hours or any other trading outside of the regular trading session hours;

"Trading Disruption" means in respect of any $Index_{(n)}$, any suspension of or limitation imposed on trading by the Exchange or Related Exchange or otherwise and whether by reason of movements in price exceeding limits permitted by the Exchange or Related Exchange or otherwise (i) relating to securities that comprise 20 per cent. or more of the level of the $Index_{(n)}$, on the Exchange, or (ii) in futures or options contracts relating to the $Index_{(n)}$, on the Related Exchange;

"Exchange Disruption" means in respect of any $Index_{(n)}$, any event (other than an Early Closure) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general to (i) effect transactions in, or obtain market values for, securities that comprise 20 per cent. or

more of the level of the $Index_{(n)}$, on the Exchange, or (ii) to effect transactions in, or obtain market values for, futures or options contracts relating to the $Index_{(n)}$, on the Related Exchange;

"Early Closure" means in respect of any $Index_{(n)}$, the closure on any Exchange Business Day of the Exchange relating to securities that comprise 20 per cent. or more of the level of the $Index_{(n)}$ or the Related Exchange prior to its Scheduled Closing Time unless such earlier closing time is announced by such Exchange or Related Exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such Exchange or Related Exchange on such Exchange Business Day and (ii) the submission deadline for orders to be entered into the Exchange or Related Exchange system for execution at the Valuation Time on such Exchange Business Day;

3/ EARLY REDEMPTION AMOUNT

The early redemption amount payable upon early redemption of each Note of EUR 100,000 for taxation reasons in accordance with Condition 6(c) or following the occurrence of an Event of Default in accordance with Condition 10 (the "**Early Redemption Amount**") will be an amount in EUR calculated by the Calculation Agent and being equal to the market value of a Note on the fifth Business Day prior to the early redemption date (the "**Early Redemption Date**") (as determined by the Calculation Agent in its sole and absolute discretion on the basis notably of (i) the market conditions (such as the level of the Index, the mid-market implied volatility or any other relevant market data for the Index) of the Index on the Exchange as of the Valuation Time on such fifth Business Day prior to the Early Redemption Date and (ii) taking into account the cost to the Issuer of unwinding any underlying related hedging arrangements).

The Early Redemption Date would be determined in accordance with Conditions 6(c) and/or 10 and 14.

4/ ADJUSTMENTS, CORRECTIONS AND MODIFICATIONS AFFECTING ANY $INDEX_{(N)}$

Upon the occurrence of certain events affecting any $Index_{(n)}$ Sponsor and/or any $Index_{(n)}$ (more described below) the Calculation Agent may make the following adjustments or determine the consequences of such event(s) under the Notes as described below.

To make such adjustments or determine such consequences, the Calculation Agent may (but need not) (i) determine the appropriate adjustment(s) or consequences under the Notes by reference to the adjustment(s) made by the relevant authority of the Related Exchange (using the method of adjustment and calculations elected by such Related Exchange or the consequences elected by the Related Exchange to take into account the occurrence of the event) or (ii) apply the provisions set forth below.

A- ADJUSTMENTS TO ANY $INDEX_{(N)}$

(1) If any $Index_{(n)}$ is (i) not calculated and announced by the $Index_{(n)}$ Sponsor, but is calculated and announced by a successor sponsor acceptable to the Calculation Agent or (ii) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of the $Index_{(n)}$, then that index (the "**Successor Index**") will be deemed to be the $Index_{(n)}$.

(2) If on or prior to the last Valuation $Date_{(k)}$, the $Index_{(n)}$ Sponsor announces that it will make a material change in the formula for or the method of calculating the $Index_{(n)}$ or in any other way materially modifies the $Index_{(n)}$ (other than a modification prescribed in that formula or method to maintain the $Index_{(n)}$ in the event of changes in constituent stock and capitalisation and other routine events) (an "**Index Modification**"), then the Calculation Agent shall elect either:

(i) to replace the $Index_{(n)}$ by the index with a modified method of calculating, multiplied, if necessary, by a linking coefficient and to determine accordingly the $Index_{(n)}$ Intermediary $Price_{(k)}$; or

(ii) to determine the $Index_{(n)}$ Intermediary $Price_{(k)}$ using, in lieu of a published level of the $Index_{(n)}$, the level for that $Index_{(n)}$ as at each Valuation $Date_{(k)}$ as determined by the Calculation Agent in accordance with the formula for and method of calculating the $Index_{(n)}$ last in effect prior to the change, but using only those securities that comprised the $Index_{(n)}$ immediately prior to the Index Modification; or

(iii) to redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Base Prospectus) the market value of a Note (as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index, the mid-market implied volatility or any other relevant market data for the Index) of the Index on the Exchange at the Valuation Time on the last Scheduled Trading Day immediately prior to the Index Modification) less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

(3) If on or prior to the last Valuation $Date_{(k)}$, any $Index_{(n)}$ Sponsor fails to calculate and announce the $Index_{(n)}$ (an "**Index Disruption**"), then the Calculation Agent shall determine the $Index_{(n)}$ Intermediary $Price_{(k)}$ using, in lieu of a published level of the $Index_{(n)}$, the level for that $Index_{(n)}$ as at each Valuation $Date_{(k)}$ as determined by the Calculation Agent in accordance with the formula for and method of calculating the $Index_{(n)}$ last in effect prior to the change, but using only those securities that comprised the $Index_{(n)}$ immediately prior to the Index Disruption.

B- CORRECTION OF ANY $INDEX_{(N)}$

In the event that any level published on the Exchange or by any $Index_{(n)}$ Sponsor and which is utilized for the determination of the $Index_{(n)}$ Intermediary $Price_{(k)}$ is subsequently corrected and the correction is published by the Exchange or the $Index_{(n)}$ Sponsor not later than the second Business Day immediately preceding the Index Linked Interest Payment $Date_{(l)}$ (or the date fixed for redemption in the case of early redemption), then the corrected level of the $Index_{(n)}$ will be utilized for the purposes of the determination of the $Index_{(n)}$ Intermediary $Price_{(k)}$. If no such case, the Calculation Agent won't take into account this correction.

Noteholders shall not be entitled to make any claim against the Issuer or the Calculation Agent in the case where any $Index_{(n)}$ Sponsor will have made any error, omission or other incorrect statement in connection with the calculation and public announcement of the $Index_{(n)}$.

C- CANCELLATION OF ANY $INDEX_{(N)}$

If, at any time from the Issue Date to the last Valuation $Date_{(k)}$ (a) any $Index_{(n)}$ Sponsor (or any successor sponsor acceptable to the Calculation Agent) permanently cancels the $Index_{(n)}$ and no Successor Index exists or (b) the successor sponsor to calculate and disseminate the $Index_{(n)}$ is unacceptable in the opinion of the Calculation Agent, then the Issuer, after consultation with the Calculation Agent, will:

1) request the Calculation Agent to calculate from the last quotation day of the $Index_{(n)}$ (or, as the case may be, the replacement day of the $Index_{(n)}$ Sponsor by a successor sponsor unacceptable to the Calculation Agent) to the last Valuation $Date_{(k)}$ a synthetic index in replacement of the $Index_{(n)}$ in accordance with the formula for and method of calculating that $Index_{(n)}$ last in effect prior to that definitive cancellation of the $Index_{(n)}$, but using only those securities that comprised that $Index_{(n)}$ immediately prior to that definitive cancellation of the $Index_{(n)}$ or, as the case may be, the replacement day of the $Index_{(n)}$ Sponsor by a successor sponsor unacceptable to the Calculation Agent (other than those securities that have since

ceased to be listed on the Exchange) and to determine accordingly the $Index_{(n)}$ Intermediary $Price_{(k)}$, being provided that in such case the Maturity Date will stay unchanged; or

2) redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Base Prospectus) the market value of a Note (as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index, the mid-market implied volatility or any other relevant market data for the Index) of the Index on the Exchange at the Valuation Time on the last Scheduled Trading Day immediately prior to the definitive cancellation of the Index or, as the case may be, the replacement day of the Index Sponsor by a successor sponsor unacceptable to the Calculation Agent) less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

The Issuer shall as soon as practicable give notice to the Noteholders through their paying agent (i.e. Clearstream Banking, société anonyme or Euroclear Bank SA/NV) in accordance with Condition 14, stating the occurrence of such event, giving details thereof and the determinations made in relation thereto.

5/ REDEMPTION FOR ILLEGALITY

In the event that the Calculation Agent determines in good faith that any arrangements made to hedge the Issuer's position under the Notes has or will become unlawful, illegal or otherwise prohibited in whole or in part as a result of compliance with any applicable present or future law, rule, regulation, judgement, order or directive of any governmental, administrative, legislative or judicial authority or power, or in the interpretation thereof; the Issuer may, having given not more than 45 nor less than 7 days' notice to the Noteholders in accordance with Condition 14 (which notice shall be irrevocable), redeem all, but not some only, of the Notes at their market value (as calculated by the Calculation Agent in its absolute discretion on the basis of the market conditions of the Index on the date where such market value will have to be calculated).

6/ CALCULATION BINDING

The calculations and determinations of the Calculation Agent shall (save in the case of manifest error) be final and binding upon all parties. The Calculation Agent shall have no responsibility for good faith errors or omissions in the calculations and determinations of the Final Redemption Amount or as the case may be the relevant Index Linked Interest $Amount_{(i)}$ or, as the case may be, the Early Redemption Amount or, as the case my be, the early redemption amount (see Section 4/ "*Adjustments, Corrections and Modifications Affecting The Index*") of any Note as provided herein.

7/ INFORMATION RELATING TO THE $INDEX_{(1)}$

The information contained in the Final Terms with respect to the Index consists of extracts from Bloomberg Data Base and documents available on the STOXX Limited web site (www.stoxx.com). CALYON accepts responsibility for the accuracy of such extraction or summarisation but accepts no further or other responsibility of such information.

Description

The Dow Jones Euro STOXX 50 (Price) Index is a free float market capitalisation weighted index of 50 European blue-chip stocks from those countries participating in the EMU. The equities use free float shares in the index calculation. (Bloomberg code: STOXX50E).

Dissemination method

1. CALCULATION MODEL

1.1 Input Data Specification

The index calculation is based on the following:

- Real time stock prices.
- Real time currency rates.
- Number of shares for each stock class.

1.2 Input Data Sources

The input data are obtained from several reliable sources, including:
- Respective exchanges / systems.
- Regulatory agencies.
- Companies involved.
- Other service providers.

1.3 Input Data Monitoring

STOXX Limited implements various verification and audit procedures to ensure that the real time stock
price and currency rate input-data feeds are of the highest accuracy, consistency and quality:

- Data filters.
- Quality assurance tools.
- Verification against secondary sources.

1.4 Input Data Corrections

STOXX Limited makes every effort to prevent erroneous input data from affecting the real time indexes. Any incorrect or missing data – e.g. stock prices, currency rates, number of shares and corporate actions – are corrected immediately.

However, as the index is calculated in real time, an incorrect index value will not be retroactively corrected.

1.5 Index Formula

The indexes are calculated with the Laspeyres formula below:

$$\text{Index}_t = \frac{\sum_{i=1}^{n} p_{it} \, . \, q_{it} \, . \, X_{it}^{EURO} \, . \, f_{it})}{C_t \, . \, \sum_{i=1}^{n} (P_{i0} \, . \, X_{i0}^{EURO})} \, . \, \text{base value}$$

$$= \frac{M_t}{B_t} \cdot \text{Base value}$$

The divisor (D_t) is different for the price and total return indexes because of the different dividend treatments.

The formula can be simplified as follows:

$$\text{Index}_t = \frac{M_t}{D_t}$$

$$D_t = \frac{B_t}{\text{basevalue}} = \text{divisor at time (t)}$$

n = number of stocks in the index
P_{i0} = closing price of stock (i) at the base date (December 31, 1991)

q_{i0} = number of shares of company (i) at the base date (December 31, 1991)
p_{it} = price of stock (i) at time (t)

q_{it} = number of shares of company (i) at time (t)
f_{it} = free float factor of company (i) at time (t)

C_t = adjustment factor for the base date market capitalization

t = time the index is computed

M_t = market capitalization of the index at time (t)

B_t = adjusted base date market capitalization of the index at time (t)
X_{it}^{EURO} = cross rate: domestic currency in euros of company (i) at time (t) {applies only for companies that are not traded in euros}

base value = 1,000 for blue chip indexes and 100 for all other indexes on the base date; i.e. December 31, 1991

1.6 Index Dissemination Period

The index dissemination period begins when the first major exchange / system in the regional universe opens for trading, as specified by their trading hours. The actual dissemination of an index is triggered when the first opening stock price for a component in that index is received.

The index dissemination period ends when the last major exchange / system closes, as specified.

1.7 Real Time Dissemination

The euro-denominated price indexes – excluding the industry group indexes – are disseminated every 15 seconds during the index dissemination period.

1.8 Day End Dissemination

All indexes are disseminated at the end of the index dissemination period.
Dissemination: data vendors, daily e-mail service and stoxx.com.

1.9 Daily Open Quotations

The daily open quotations for the real time indexes are based on the respective opening stock prices and the latest respective currency rates when the prices are received.
The daily open quotation is disseminated as soon as all the respective opening stock prices have been received

Country Exchange	System	Opening Time (CET)	Closing Time (CET)
Austria	Xetra	09:15	17:30
Belgium	EURONEXT	09:30	17:00
Denmark	Copenhagen	09:00	17:00
Finland	Helsinki	09:00	17:00
France	EURONEXT	09:00	17:35
Germany	Xetra	09:00	20:00
Greece	Athens	09:45	12:30
Ireland	Xetra	09:00	18:15
Italy	Milan	09:15	17:30
Netherlands	EURONEXT	09:00	17:00
Norway	Oslo	10:00	16:00
Portugal	Lisbon	10:30	17:30
Spain	SIBE	09:00	17:35
Sweden	Stockholm	09:30	17:30
Switzerland	SWX	09:00	17:00
United Kingdom	London	09:00	17:30

1.10 Daily Index Settlement Values

The daily index settlement values for the real time indexes are calculated as the average of the respective 41 index values disseminated between 11:50:00 CET and 12:00:00 CET. This is the same procedure used to calculate the index settlement values for the index based exchange traded derivatives on the settlement dates.

1.11 Daily Key Index Values & Performance Data

The key index values and performance data for the Dow Jones STOXX[SM] 600 and Dow Jones EURO STOXX[SM] price indexes are calculated daily at the end of the index dissemination period. They include the previous closing, current opening, high, low and most recent closing index values, and the corresponding year-to-date performances, where appropriate.

1.12 Index Dissemination Period

The index dissemination period begins when the first major exchange / system in the regional universe opens for trading, as specified by their trading hours. The actual dissemination of an index is triggered when the first opening stock price for a component in that index is received.
The index dissemination period ends when the last major exchange / system closes, as specified.

Country	Trading System	Open	Price Type	Close	Price Type
United Kingdom	London	09:00 CET	Opening Auction	17:30 CET	Closing Auction
Germany	Xetra	09:00 CET	Opening Auction	20:00 CET	Closing Auction

France	Euronext	09:00 CET	Opening Auction	17:35 CET	Closing Auction
Netherlands	Euronext	09:00 CET	First Trade	17:00 CET	Last Trade
Italy	Milan	09:30 CET	First Trade	17:30 CET	Last Trade
Spain	SIBE	09:00 CET	Opening Auction	17:35 CET	Closing Auction
Switzerland	SWX Swiss Exchange	09:00 CET	First Trade	17:00 CET	Closing Auction
Belgium	Euronext	09:00 CET	First Trade	17:00 CET	Last Trade
Finland	Helsinki	09:00 CET	First Trade	17:00 CET	Last Trade
Sweden	Stockholm	09:30 CET	First Trade	20:00 CET	Closing Auction
Austria	Xetra	09:15 CET	Opening Auction	17:30 CET	Closing Auction
Denmark	Copenhagen	09:00 CET	First Trade	17:00 CET	Last Trade
Portugal	Lisbon	10:30 CET	First Trade	17:30 CET	Last Trade
Ireland	Xetra	09:00 CET	Opening Auction	18:15 CET	Closing Auction
Greece	Athens	09:30 CET	First Trade	13:15 CET	Last Trade
Norway	Oslo	10:00 CET	First Trade	16:00 CET	Last Trade

1.13 Index Divisor Adjustment

The index divisors are adjusted due to corporate actions:

$$D_{t+1} = D_t \cdot \frac{\sum (p_{it} \cdot q_{it} \cdot f_{it}) \pm \Delta MC_{t+1}}{\sum (p_{it} \cdot q_{it} \cdot f_{it})}$$

Where:

D_t = Divisor at time (t)

D_{t+1} = Divisor at time (t+1)

P_{it} = Stock price of company (i) at time (t)
f_{it} = Free float factor of company (i) at time (t)

q_{it} = Number of shares of company (i) at time (t)

ΔMC_{t+1} = For companies with corporate actions effective at time (t+1), free float market capitalisation calculated with adjusted closing prices and new number of shares at time (t+1) minus free float market capitalisation calculated with closing prices and number of shares at time (t)

For the corporate actions listed below, the following assumptions apply:

> Shareholders will receive 'B' new shares for every 'A' share held (where applicable) > If the new shares have a dividend disadvantage – i.e. the new shares have a different dividend from the old shares – the price for these new shares will be adjusted accordingly	

1. Cash dividend (applied to total return indexes only) Adjusted price = closing price – dividend announced by the company * (1 – withholding tax)	**Divisor** ↓
2. Special cash dividend (applied to price and total return indexes) Adjusted price = closing price – dividend announced by the company * (1 – withholding tax)	**Divisor** ↓
3. Split and reverse split Adjusted price = closing price * A / B New number of shares = old number of shares * B / A	**Divisor** ↔
4. Rights offering Adjusted price = (closing price * A + subscription price * B) / (A + B) New number of shares = old number of shares * (A + B) / A	**Divisor** ↑
5. Stock dividend Adjusted price = closing price * A / (A + B) New number of shares = old number of shares * (A + B) / A	**Divisor** ↔
6. Stock dividend of another company Adjusted price = (closing price * A – price of the other company * B) / A	**Divisor** ↓
7. Return of capital and share consolidation Adjusted price = [closing price – dividend announced by company * (1 – withholding tax)] * A / B New number of shares = old number of shares * B / A	**Divisor** ↓
8. Repurchase shares/self tender Adjusted price = [(price before tender * old number of shares) – (tender price * number of tendered shares)] / (old number of shares – number of tendered shares) New number of shares = old number of shares – number of tendered shares	**Divisor** ↓
9. Spin-Off Adjusted price = (closing price * A – price of spun-off shares * B) / A	**Divisor** ↓
10. Combination stock distribution (dividend or split) and rights offering For the above corporate action, the following additional assumptions apply: > Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A shares held. > If A is not equal to one share, all the following 'new number of shares' formulae need to be divided by A:	
– if rights are applicable after stock distribution (one action applicable to other) Divisor Adjusted price = [closing price * A + subscription price * C * (1 + B / A)] / [(A + B) * (1 + C / A)] New number of shares = old number of shares * [(A + B) * (1 + C / A)] / A	**Divisor** ↑
– if stock distribution is applicable after rights (one action applicable to other) Divisor Adjusted price = [closing price * A + subscription price * C] / [(A + C) * (1 + B / A)] New number of shares = old number of shares * [(A + C) * (1 + B / A)]	**Divisor** ↑

– stock distribution and rights (neither action is applicable to the other) Divisor Adjusted price = [closing price * A + subscription price * C] / [A + B + C] New number of shares = old number of shares * [A + B + C] / A	**Divisor ↑**

1.14 Index Divisor Correction

The correction procedures for incorrect index divisors are:

> If discovered within five days: Immediate correction

> If discovered after five days: Immediate correction only if deemed significant by the Dow Jones STOXX Supervisory Board and if the correction is feasible.

***Index components** (source: Bloomberg data system as of July 26, 2006)*

Bloomberg Code		
AABA NA Equity	ABN AMRO HOLDING NV	2,2021%
ACA FP Equity	CREDIT AGRICOLE SA	1,1259%
AGN NA Equity	AEGON NV	1,0141%
AH NA Equity	KONINKLIJKE AHOLD NV	0,5808%
AI FP Equity	AIR LIQUIDE	0,9833%
ALBK ID Equity	ALLIED IRISH BANKS PLC	0,9202%
ALV GY Equity	ALLIANZ AG-REG	2,658%
BAS GY Equity	BASF AG	1,7339%
BAY GY Equity	BAYER AG	1,5376%
BBVA SQ Equity	BANCO BILBAO VIZCAYA ARGENTA	3,024%
BN FP Equity	GROUPE DANONE	1,3405%
BNP FP Equity	BNP PARIBAS	3,52%
CA FP Equity	CARREFOUR SA	1,5894%
CGE FP Equity	ALCATEL SA	0,6435%
CS FP Equity	AXA	2,5017%
DBK GY Equity	DEUTSCHE BANK AG-REGISTERED	2,4727%
DCX GY Equity	DAIMLERCHRYSLER AG-REG	2,0099%
DTE GY Equity	DEUTSCHE TELEKOM AG-REG	1,8117%
ELE SQ Equity	ENDESA SA	1,2422%
ENEL IM Equity	ENEL SPA	1,5322%
ENI IM Equity	ENI SPA	3,1725%
EOA GY Equity	E.ON AG	3,4695%
FORA NA Equity	FORTIS	1,9064%
FP FP Equity	TOTAL SA	6,6333%
FTE FP Equity	FRANCE TELECOM SA	1,5181%
G IM Equity	ASSICURAZIONI GENERALI	1,6534%
GLE FP Equity	SOCIETE GENERALE	2,492%
IBE SQ Equity	IBERDROLA SA	1,1817%
INGA NA Equity	ING GROEP NV-CVA	3,232%
LG FP Equity	LAFARGE SA	0,7983%
MC FP Equity	LVMH MOET HENNESSY LOUIS VUI	1,0648%
MUV2 GY Equity	MUENCHENER RUECKVER AG-REG	1,1948%
NOK1V FH Equity	NOKIA OYJ	3,3457%

OR FP Equity	L'OREAL	1,0455%
PHIA NA Equity	PHILIPS ELECTRONICS NV	1,6095%
REP SQ Equity	REPSOL YPF SA	1,1727%
RNO FP Equity	RENAULT SA	0,8786%
RWE GY Equity	RWE AG	1,6805%
SAN FP Equity	SANOFI-AVENTIS	4,3322%
SAN SQ Equity	BANCO SANTANDER CENTRAL HISP	3,9134%
SAP GY Equity	SAP AG	1,671%
SGO FP Equity	COMPAGNIE DE SAINT-GOBAIN	1,0266%
SIE GY Equity	SIEMENS AG-REG	2,8002%
SPI IM Equity	SANPAOLO IMI SPA	0,81%
SZE FP Equity	SUEZ SA	2,0212%
TEF SQ Equity	TELEFONICA SA	3,0822%
TIT IM Equity	TELECOM ITALIA SPA	1,2195%
UC IM Equity	UNICREDITO ITALIANO SPA	3,3145%
UNA NA Equity	UNILEVER NV-CVA	1,6886%
VIV FP Equity	VIVENDI	1,6278%

*Index price development (source: **Bloomberg data system as of September 19, 2006**)*

	Low	High
2003	1,849.64	2,760.66
2004	2,580.04	2,959.71
2005	2924.01	3616.33
January 2006	3,532.68	3,691.41
February 2006	3,671.37	3,840.56
March 2006	3,727.96	3,874.61
January 2006	3,532.68	3,691.41
February 2006	3,671.37	3,840.56
March 2006	3,727.96	3,874.61
April 2006	3,770.79	3,888.46
May 2006	3,539.77	3,890.94
June 2006	3,408.02	3,648.92
July 2006	3,492.11	3,710.60
August 2006	3,640.60	3,817.86

As of October 03, 2006 the closing level of the Index was 3,808.47

DISCLAIMER FROM STOXX LIMITED

STOXX and Dow Jones have no relationship to CALYON, other than the licensing of CALYON to insert name of the Dow Jones Euro Stoxx 50 Dow Jones Euro Stoxx 50 Index and the related trademarks for use in connection with the Notes.

STOXX and Dow Jones do <u>not</u>:

- Sponsor, endorse, sell or promote the Notes.
- Recommend that any person invest in the Notes or any other securities.
- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.
- Have any responsibility or liability for the administration, management or marketing of the Notes.
- Consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Dow Jones Euro Stoxx 50 Index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes. Specifically,

- **STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:**
  - **The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Dow Jones Euro Stoxx 50 Index and the data included in the Dow Jones Euro Stoxx 50 Index;**
  - **The accuracy or completeness of the Dow Jones Euro Stoxx 50 Index and its data;**
  - **The merchantability and the fitness for a particular purpose or use of the Dow Jones Euro Stoxx 50 Index and its data;**
- **STOXX and Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones Euro Stoxx 50 Index or its data;**
- **Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.**

The licensing agreement between CALYON and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

8/ INFORMATION RELATING TO THE NIKKEI 225 INDEX

The information contained in the Final Terms with respect to the Index$_{(2)}$ consists of extracts from Bloomberg Data Base. The Issuer accepts responsibility for the accuracy of such extraction or summarisation but accepts no further or other responsibility of such information.

Description

Unless otherwise stated, all information herein relating to the Nikkei 225 has been derived from publicly available sources. Such information reflects the policies of Nihon Keizai Shimbun, Inc. ("Nikkei") as of the date hereof as stated in such sources; such policies are subject to change at the discretion of Nikkei.

The Nikkei 225 is a stock index calculated, published and disseminated by Nikkei that measures the composite price performance of selected Japanese stocks. The Nikkei 225 is currently based on 225 underlying stocks listed in the First Section on the Tokyo Stock Exchange ("TSE") representing a broad cross-section of Japanese industries. Stocks listed in the First Section are among the most actively traded stocks on the TSE.

While Nikkei currently employs the following methodology to calculate the Nikkei 225, no assurance can be given that Nikkei will not modify or change such methodology in a manner that may affect the Index-Linked Interest Amounts or any other amount payable in respect of the Notes.

The Nikkei 225 is a modified, price-weighted index (*i.e.*, an underlying stock's weight in the index is based on its price per share rather than the total market capitalisation of the issuer) which is calculated by (i) multiplying the per share price of each underlying stock by the corresponding multiplier for such underlying stock (a "**Multiplier**"), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the "**Divisor**"). The Divisor, initially set in 1949 at 225, was 21.987 as of July 9, 2002 and is subject to adjustments as set forth below. Each Multiplier is computed by dividing yen 50 by the par value of the relevant underlying stock, so that the share price of each underlying stock when multiplied by its Multiplier corresponds to a share price based on a uniform par value of yen 50. The par value stock system was abolished with effect as of October 1, 2001. With effect from such date presumed par values determined by Nikkei are used in the computation of each Multiplier. The presumed par value of each underlying stock in use as of September 30, 2001 was set at the par value of such stock as of such date. The stock prices used in the calculation of the Nikkei 225 are those reported by the TSE. The level of the Nikkei 225 is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Nikkei 225 in the event of certain changes due to non-market factors affecting the underlying stocks, such as the addition or deletion of underlying stocks, substitution of stocks, stock dividends or stock splits, the Divisor used in calculating the Nikkei 225 is adjusted in order that the level of the Nikkei 225 is not altered in an uncoordinated way and thereby lacks continuity. Thereafter, the Divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any underlying stock, the Divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable Multiplier and divided by the new Divisor (*i.e.*, the level of the Nikkei 225 immediately after such change) will equal the level of the Nikkei 225 immediately prior to the change.

Underlying stocks may be deleted or added by Nikkei. The underlying stocks shall be, in general, reconsidered once a year, on the first business day of October, pursuant to the periodic reconsideration standard set up by Nikkei (a new standard for selecting stocks for "Nikkei Stock Average" was published on April 15, 2000 and partial revisions to such standard were announced on December 18, 2000 and became effective on March 1, 2001). There is no upper limit to the number of stocks to be replaced under the periodic reconsideration. Further, other than the periodic reconsideration, any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the underlying stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the "Seiri-Post" because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section. Any underlying stock which is transferred to the "Kanri-Post" because of the high likelihood that it will become delisted or because it is undergoing an inspection of the application for delisting is in principle a candidate for deletion; however, the actual deletion of such stock will be decided after taking into account the possibility of continuance of business of the issuer or the likelihood of delisting, etc. Upon deletion of a stock from the underlying stocks, Nikkei will select a suitable replacement for such deleted underlying stock in accordance with certain criteria. As a general rule, in each case, the number of stocks to be deleted from and the number of replacement stocks to be added to the underlying stocks shall be the same and such replacement will be made on the same day to maintain the number of the underlying stocks at 225. However, under special circumstances the Nikkei 225 may be calculated with less than 225 underlying stocks for a limited period of time between the deletion of a stock and the addition of a replacement stock. During this period the continuity in the index value of the Nikkei 225 will be maintained by adjusting the Divisor each time upon addition, deletion or substitution of the underlying stock(s).

The Tokyo Stock Exchange

The TSE is one of the world's largest securities exchanges in terms of market capitalisation. The TSE is a two-way, continuous, pure auction market. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

The TSE has adopted certain measures intended to prevent any extreme short-term price fluctuations resulting from order imbalances. These include daily price floors and ceilings intended to prevent extreme fluctuations in individual stock prices. In general, any stocks listed on the TSE cannot be traded at a price outside of these limits, which are stated in terms of absolute amounts of Japanese yen, and not percentage, changes from the closing price of the stock on the previous day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a "special bid quote" or a "special asked quote" for that stock at a specified higher or lower price level than the stock's last sale price in order to solicit counter orders and balance supply and demand for stock. Investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances including, for example, unusual trading activity in that stock. As a result, variations in the Nikkei 225 may be limited by price limitations, or by suspension of trading, on individual stocks which comprise the Nikkei 225 which may, in turn, adversely affect the value of the Notes under certain circumstances.

Dissemination method

(Source : Nihon Keizai Shimbun, Inc.)

Characteristics

The Nikkei Stock Average (Stock Average) is one of Japan's major stock market indices because of its eminence and over forty year history. Nihon Keizai Shimbun, Inc. has been calculating and announcing the Index from 1970. Since October 1, 1985, the Index has been calculated every minute.

1. a long history of continuity

The present calculation method was developed in September 1950. It has been continually quoted since May 1949 and is Japan's oldest continually quoted stock index.

The Nikkei Stock Average is an average price adjusted by the Dow method, which is suitable for monitoring the level of the market and its changes.

2. a highly representative calculation

The 225 component stocks are the most actively traded issues of the TSE First Section. Therefore, it reflects, up to the moment market trends. Since October 1991, the constituent stocks are reviewed and low liquidity shares are replaced by higher liquidity shares.

II. Deletion & Addition Rules

Since October 1, 1991, the constituent shares are reviewed in accordance with the following rules once a year.

1. the Index constituents

The Nikkei Stock average is calculated from the prices of 225 TSE First Section stocks selected to represent the overall performances of the market. Emphasis is thereby placed on maintaining its historical continuity over a long period of time while keeping it composed of stocks with higher market liquidity.

2. High liquidity Group

Stocks with relatively high market liquidity are selected from the TSE First Section listing and sorted as the «high liquidity group ». The market liquidity of each stock is measured by the issue's trading volume and its price fluctuation per trading volume for the past ten years. The stocks ranking among the first half of the TSE First Section in terms of a combinaison of these two barometers form the high liquidity group.

3. Standards for Deletion

a. Any constituent stock shall be deleted from the Average should it become unauthorised to de traded on the TSE First Section for any of the following reasons :

Bankruptcy
merger or acquisition by another company
delisting or moving to « Seiri-Post » due to excessive debt, etc.
moving to the Second Section

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b. Constituent stocks having relatively low market liquidity on the TSE First (i. e. those not belonging to the high liquidity group) may be deleted. Such cases shall be limited to a maximum of 3 % of the whole Average constituents, 6 of them, per year.

4. Standards for Addition

If one or more of the constituent stocks are deleted from the Average, the resulting vacancies shall be filled with the corresponding number of non-constituents which have been selected as addition candidates in accordance with the following procedure.

a. Selection of Priority Industries

Firstly, each industry's distribution in the high liquidity group is identified and the ideal number of Average constituents from each industry is determined in proportion to the number of stocks that industry has in the high liquidity group. Then, by reference to the ideal and actual numbers of the Average constituents from the industry, its shortage ratio is calculated. The industry classification used here is as defined by Nikkei (36 sectors).

Ideal number of constituents from the Industry A :

$$= \frac{B}{C/2} * 225$$

Shortage ratio :

$$= \frac{A-D}{D} * 100$$

Where :

B is the number of stocks the industry has in the hugh liquidity group
C is the total number of stocks listed on the TSE First Section
D is the actual number of Average constituents from the industry

b. Selection of Addition Candidates from Priority Industries

Addition candidates are selected from each priority in order of market liquidity

c. Restrictions for Addition Candidates

Notwithstanding the above, stocks may in principle not be adopted as addition candidates if they, at the time of selection :

have been listed on the TSE First Selection for less than 3 years, or
have less than 60 million shares outstanding (the number of outstanding shares of stocks with par value other than 50 yen is calculated after converting to a 50 yen par value basis).

d. Exceptions

28

If a stock newly listed by the TSE on its First Section as an exceptional case can be deemed representative of the overall performance of the market, such stock may replace an average constituent having lower market liquidity.

5. Determination and Announcement of the Changes

Deletion/addition stocks are determined and announced by Nihon Keizai Shimbun, Inc. after consulting scholars, market experts, etc.

III. Calculation Method

The Nikkei Stock Average is an average price of 225 stocks traded on the TSE First Section. However, it is different from a simple average in that the divisor is adjusted to maintain continuity.

1. Computation Formula

$$\text{Nikkei average} = \frac{\text{Sum of stock prices of 225 constituents}}{\text{Divisor}}$$

Stocks that do not have a par value of 50 yen are converted to 50 yen par value.
Three decimal figures are rounded to two in the calculation of the average.
Priority in the usage of prices are :

current special quotation (closing special quotation)
current price
standard price which is defined as follows : the theoretical price of ex-rights, a special quotation on the previous day or closing price of the previous day in this order of priority.

2. Adjustment of divisors

When there is a non-market change in the price of the constituents or the constituents are changed, the divisor is adjusted so that the Index level does not change after this event.

a. in the case of ex-rights

the new divisor

$$\frac{\text{Old divisor * (sum of stock prices with rights - sum of rights prices)}}{\text{sum of stock prices with rights}}$$

Where :

Rights prices = last cum stock price - theoretical value of ex rights

Theoretical value of ex rights =

$$\frac{\text{last cum stock price + paid in amount * paid in allotment ratio}}{\text{paid in allotment ratio + split allotment ratio}}$$

b. in the case of capital decrease

Theoretical value of ex rights = $\frac{\text{last cum stock price}}{}$

I - ratio of capital decrease

c. in the case of constituent replacement

Rights price = Price of deleted constituents - Price of added constituents

3. Magnification

$$\text{Adjusted magnification} = \frac{225}{\text{divisor}}$$

$$\text{Adjusted magnification} = \frac{\text{adjusted average}}{\text{arithmetic average}}$$

$$= \frac{\text{sum of stock prices}}{\text{divisor}} \qquad \frac{\text{sum of stock prices}}{225}$$

$$= \frac{225}{\text{divisor}}$$

Index components (source: Bloomberg data system as of September 15, 2005)

Bloomberg Code	Long Name Company	Weightings in %
6857 JT Equity	Advantest Corp	2,886
9983 JT Equity	Fast Retailing Co Ltd	2,727
6954 JT Equity	Fanuc Ltd	2,664
6762 JT Equity	TDK Corp	2,661
6971 JT Equity	Kyocera Corp	2,487
8035 JT Equity	Tokyo Electron Ltd	2,008
4502 JT Equity	Takeda Pharmaceutical Co Ltd	1,977
9433 JT Equity	KDDI Corp	1,958
7267 JT Equity	Honda Motor Co Ltd	1,913
7751 JT Equity	Canon Inc	1,84
9984 JT Equity	Softbank Corp	1,837
9735 JT Equity	Secom Co Ltd	1,726
9737 JT Equity	CSK Corp	1,606
4063 JT Equity	Shin-Etsu Chemical Co Ltd	1,511
7203 JT Equity	Toyota Motor Corp	1,505
4523 JT Equity	Eisai Co Ltd	1,441
8253 JT Equity	Credit Saison Co Ltd	1,4
9613 JT Equity	NTT Data Corp	1,349
4503 JT Equity	Astellas Pharma Inc	1,286
6758 JT Equity	Sony Corp	1,27
4704 JT Equity	Trend Micro Inc	1,239
3382 JT Equity	Seven & I Holdings Co Ltd	1,188
4901 JT Equity	Fuji Photo Film Co Ltd	1,178
4543 JT Equity	Terumo Corp	1,077
4324 JT Equity	Dentsu Inc	0,995
6902 JT Equity	Denso Corp	0,95
6367 JT Equity	Daikin Industries Ltd	0,928
4452 JT Equity	Kao Corp	0,866
4505 JT Equity	Daiichi Pharmaceutical Co Ltd	0,824
9766 JT Equity	Konami Corp	0,822
7733 JT Equity	Olympus Corp	0,727
5108 JT Equity	Bridgestone Corp	0,727
4501 JT Equity	Sankyo Co Ltd	0,713

30

4519 JT Equity	Chugai Pharmaceutical Co Ltd	0,706	
8267 JT Equity	Aeon Co Ltd	0,681	
6366 JT Equity	Chiyoda Corp	0,627	
7269 JT Equity	Suzuki Motor Corp	0,621	
8058 JT Equity	Mitsubishi Corp	0,62	
7951 JT Equity	Yamaha Corp	0,604	
6752 JT Equity	Matsushita Electric Industrial Co Ltd	0,597	
8252 JT Equity	Marui Co Ltd	0,592	
7912 JT Equity	Dai Nippon Printing Co Ltd	0,571	
7752 JT Equity	Ricoh Co Ltd	0,57	
1963 JT Equity	JGC Corp	0,564	
6770 JT Equity	Alps Electric Co Ltd	0,561	
9064 JT Equity	Yamato Transport Co Ltd	0,553	
6773 JT Equity	Pioneer Corp	0,549	
8238 JT Equity	Isetan Co Ltd	0,543	
5901 JT Equity	Toyo Seikan Kaisha Ltd	0,537	
8766 JT Equity	Millea Holdings Inc	0,535	
6952 JT Equity	Casio Computer Co Ltd	0,523	
6753 JT Equity	Sharp Corp	0,521	
8801 JT Equity	Mitsui Fudosan Co Ltd	0,513	
4911 JT Equity	Shiseido Co Ltd	0,509	
6473 JT Equity	Koyo Seiko Co Ltd	0,508	
2914 JT Equity	Japan Tobacco Inc	0,5	
8830 JT Equity	Sumitomo Realty & Development Co Ltd	0,497	
8604 JT Equity	Nomura Holdings Inc	0,489	
6841 JT Equity	Yokogawa Electric Corp	0,48	
4507 JT Equity	Shionogi & Co Ltd	0,471	
7731 JT Equity	Nikon Corp	0,466	
8802 JT Equity	Mitsubishi Estate Co Ltd	0,464	
1925 JT Equity	Daiwa House Industry Co Ltd	0,453	
4021 JT Equity	Nissan Chemical Industries Ltd	0,45	
8755 JT Equity	Sompo Japan Insurance Inc	0,448	
5802 JT Equity	Sumitomo Electric Industries Ltd	0,446	
2502 JT Equity	Asahi Breweries Ltd	0,44	
5002 JT Equity	Showa Shell Sekiyu KK	0,44	
6301 JT Equity	Komatsu Ltd	0,434	
4506 JT Equity	Dainippon Pharmaceutical Co Ltd	0,428	
1928 JT Equity	Sekisui House Ltd	0,425	
6976 JT Equity	Taiyo Yuden Co Ltd	0,419	
5333 JT Equity	NGK Insulators Ltd	0,418	
8233 JT Equity	Takashimaya Co Ltd	0,416	
8309 JT Equity	Mitsui Trust Holdings Inc	0,408	
9301 JT Equity	Mitsubishi Logistics Corp	0,404	
8752 JT Equity	Mitsui Sumitomo Insurance Co Ltd	0,404	
2282 JT Equity	Nippon Meat Packers Inc	0,398	
1721 JT Equity	COMSYS Holdings Corp	0,397	
2002 JT Equity	Nisshin Seifun Group Inc	0,393	
8031 JT Equity	Mitsui & Co Ltd	0,383	
7201 JT Equity	Nissan Motor Co Ltd	0,381	
5201 JT Equity	Asahi Glass Co Ltd	0,378	
2802 JT Equity	Ajinomoto Co Inc	0,375	
8306 JT Equity	Mitsubishi Tokyo Financial Group Inc	0,374	

31

7911 JT Equity	Toppan Printing Co Ltd	0,372
6767 JT Equity	Mitsumi Electric Co Ltd	0,368
2503 JT Equity	Kirin Brewery Co Ltd	0,36
4902 JT Equity	Konica Minolta Holdings Inc	0,349
2801 JT Equity	Kikkoman Corp	0,348
6991 JT Equity	Matsushita Electric Works Ltd	0,339
8053 JT Equity	Sumitomo Corp	0,338
8355 JT Equity	Shizuoka Bank Ltd/The	0,328
3405 JT Equity	Kuraray Co Ltd	0,304
8316 JT Equity	Sumitomo Mitsui Financial Group Inc	0,299
1601 JT Equity	Teikoku Oil Co Ltd	0,296
3105 JT Equity	Nisshinbo Industries Inc	0,29
5332 JT Equity	Toto Ltd	0,287
5713 JT Equity	Sumitomo Metal Mining Co Ltd	0,287
5001 JT Equity	Nippon Oil Corp	0,286
5714 JT Equity	Dowa Mining Co Ltd	0,282
7762 JT Equity	Citizen Watch Co Ltd	0,282
6103 JT Equity	Okuma Corp	0,272
9104 JT Equity	Mitsui OSK Lines Ltd	0,268
4272 JT Equity	Nippon Kayaku Co Ltd	0,263
8583 JT Equity	Nippon Shinpan Co Ltd	0,261
8331 JT Equity	Chiba Bank Ltd/The	0,259
5016 JT Equity	Nippon Mining Holdings Inc	0,258
4151 JT Equity	Kyowa Hakko Kogyo Co Ltd	0,257
8601 JT Equity	Daiwa Securities Group Inc	0,251
8403 JT Equity	Sumitomo Trust & Banking Co Ltd/The	0,246
6326 JT Equity	Kubota Corp	0,238
6702 JT Equity	Fujitsu Ltd	0,236
9107 JT Equity	Kawasaki Kisen Kaisha Ltd	0,236
1802 JT Equity	Obayashi Corp	0,234
8332 JT Equity	Bank of Yokohama Ltd/The	0,234
8307 JT Equity	UFJ Holdings Inc	0,228
2531 JT Equity	Takara Holdings Inc	0,228
7205 JT Equity	Hino Motors Ltd	0,227
6501 JT Equity	Hitachi Ltd	0,225
9101 JT Equity	Nippon Yusen KK	0,224
8001 JT Equity	Itochu Corp	0,218
4183 JT Equity	Mitsui Chemicals Inc	0,215
2602 JT Equity	Nisshin Oillio Group Ltd/The	0,213
5803 JT Equity	Fujikura Ltd	0,211
1803 JT Equity	Shimizu Corp	0,21
6472 JT Equity	NTN Corp	0,208
9605 JT Equity	Toei Co Ltd	0,206
4005 JT Equity	Sumitomo Chemical Co Ltd	0,205
8411 JT Equity	Mizuho Financial Group Inc	0,203
9008 JT Equity	Keio Corp	0,202
6503 JT Equity	Mitsubishi Electric Corp	0,201
6302 JT Equity	Sumitomo Heavy Industries Ltd	0,199
3865 JT Equity	Hokuetsu Paper Mills Ltd	0,198
6701 JT Equity	NEC Corp	0,195
3861 JT Equity	OJI Paper Co Ltd	0,194
9020 JT Equity	East Japan Railway Co	0,194
9007 JT Equity	Odakyu Electric Railway Co Ltd	0,192

32

2261 JT Equity	Meiji Dairies Corp	0,192
8603 JT Equity	Nikko Cordial Corp	0,191
3401 JT Equity	Teijin Ltd	0,189
6471 JT Equity	NSK Ltd	0,188
5706 JT Equity	Mitsui Mining & Smelting Co Ltd	0,188
9681 JT Equity	Tokyo Dome Corp	0,187
9009 JT Equity	Keisei Electric Railway Co Ltd	0,186
9005 JT Equity	Tokyu Corp	0,18
2202 JT Equity	Meiji Seika Kaisha Ltd	0,177
3407 JT Equity	Asahi Kasei Corp	0,176
3402 JT Equity	Toray Industries Inc	0,176
5801 JT Equity	Furukawa Electric Co Ltd	0,174
8803 JT Equity	Heiwa Real Estate Co Ltd	0,173
2501 JT Equity	Sapporo Holdings Ltd	0,17
9062 JT Equity	Nippon Express Co Ltd	0,169
4045 JT Equity	Toagosei Co Ltd	0,168
9432 JT Equity	Nippon Telegraph & Telephone Corp	0,165
5202 JT Equity	Nippon Sheet Glass Co Ltd	0,164
2779 JT Equity	Mitsukoshi Ltd	0,163
5101 JT Equity	Yokohama Rubber Co Ltd/The	0,162
7270 JT Equity	Fuji Heavy Industries Ltd	0,159
5301 JT Equity	Tokai Carbon Co Ltd	0,159
3404 JT Equity	Mitsubishi Rayon Co Ltd	0,155
2001 JT Equity	Nippon Flour Mills Co Ltd	0,154
1812 JT Equity	Kajima Corp	0,151
6479 JT Equity	Minebea Co Ltd	0,15
6502 JT Equity	Toshiba Corp	0,148
2871 JT Equity	Nichirei Corp	0,148
1861 JT Equity	Kumagai Gumi Co Ltd	0,147
8002 JT Equity	Marubeni Corp	0,147
9001 JT Equity	Tobu Railway Co Ltd	0,141
7261 JT Equity	Mazda Motor Corp	0,141
4042 JT Equity	Tosoh Corp	0,14
6361 JT Equity	Ebara Corp	0,138
6504 JT Equity	Fuji Electric Holdings Co Ltd	0,138
1801 JT Equity	Taisei Corp	0,137
9531 JT Equity	Tokyo Gas Co Ltd	0,137
5707 JT Equity	Toho Zinc Co Ltd	0,136
3893 JT Equity	Nippon Paper Group Inc	0,136
4061 JT Equity	Denki Kagaku Kogyo K K	0,135
7231 JT Equity	Topy Industries Ltd	0,131
9021 JT Equity	West Japan Railway Co	0,128
5233 JT Equity	Taiheiyo Cement Corp	0,126
1332 JT Equity	Nippon Suisan Kaisha Ltd	0,126
5631 JT Equity	Japan Steel Works Ltd/The	0,125
6703 JT Equity	Oki Electric Industry Co Ltd	0,125
8606 JT Equity	Shinko Securities Co Ltd	0,122
7202 JT Equity	Isuzu Motors Ltd	0,117
9202 JT Equity	All Nippon Airways Co Ltd	0,116
9532 JT Equity	Osaka Gas Co Ltd	0,114
4010 JT Equity	Mitsubishi Chemical Corp	0,113
4041 JT Equity	Nippon Soda Co Ltd	0,113
5711 JT Equity	Mitsubishi Materials Corp	0,112
5401 JT Equity	Nippon Steel Corp	0,111

33

7011 JT Equity	Mitsubishi Heavy Industries Ltd	0,111
4004 JT Equity	Showa Denko KK	0,106
5232 JT Equity	Sumitomo Osaka Cement Co Ltd	0,105
5411 JT Equity	JFE Holdings Inc	0,104
2201 JT Equity	Morinaga & Co Ltd	0,099
6764 JT Equity	Sanyo Electric Co Ltd	0,099
9205 JT Equity	Japan Airlines Corp	0,099
5405 JT Equity	Sumitomo Metal Industries Ltd	0,095
5406 JT Equity	Kobe Steel Ltd	0,092
6508 JT Equity	Meidensha Corp	0,091
5701 JT Equity	Nippon Light Metal Co Ltd	0,09
9501 JT Equity	Tokyo Electric Power Co Inc/The	0,088
9502 JT Equity	Chubu Electric Power Co Inc	0,087
4208 JT Equity	Ube Industries Ltd/Japan	0,086
3101 JT Equity	Toyobo Co Ltd	0,084
3110 JT Equity	Nitto Boseki Co Ltd	0,084
4689 JT Equity	Yahoo! Japan Corp	0,081
7012 JT Equity	Kawasaki Heavy Industries Ltd	0,081
9503 JT Equity	Kansai Electric Power Co Inc/The	0,077
7003 JT Equity	Mitsui Engineering & Shipbuilding Co Ltd	0,075
8308 JT Equity	Resona Holdings Inc	0,075
6674 JT Equity	GS Yuasa Corp	0,07
6796 JT Equity	Clarion Co Ltd	0,065
5715 JT Equity	Furukawa Co Ltd	0,065
7211 JT Equity	Mitsubishi Motors Corp	0,062
8404 JT Equity	Mizuho Trust & Banking Co Ltd	0,062
9437 JT Equity	NTT DoCoMo Inc	0,06
7013 JT Equity	Ishikawajima-Harima Heavy Industries Co	0,059
8003 JT Equity	Tomen Corp	0,057
7004 JT Equity	Hitachi Zosen Corp	0,055
3103 JT Equity	Unitika Ltd	0,053
3864 JT Equity	Mitsubishi Paper Mills Ltd	0,051
2768 JT Equity	Sojitz Holdings Corp	0,018

Index price development (source: Bloomberg data system as of September 19, 2006)

	Low	High
2003	7,607.88	11,161.71
2004	10,365.40	12,163.89
2005	10,825.39	16,344.20
January 2006	15,341.18	16,649.82
February 2006	15,437.93	16,747.76
March 2006	15,627.49	17,059.66
April 2006	16,906.23	17,563.37
May 2006	15,467.33	17,291.67
June 2006	14,218.60	15,789.31
July 2006	14,437.24	15,638.50
August 2006	15,154.06	16,181.17

As of October 03, 2006 the closing level of the Index was 15,866.93.

34

Disclaimer relating to the Nikkei 225

The $Index_{(2)}$ Sponsor is under no obligation to continue the calculation and dissemination of the Index. The Notes are not sponsored, endorsed, sold or promoted by the $Index_{(2)}$ Sponsor. No inference should be drawn from the information contained in these Final Terms that the $Index_{(2)}$ Sponsor makes any representation or warranty, implied or express, to the Issuer, the Noteholders or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Index to track general stock market performance. The $Index_{(2)}$ Sponsor has no obligation to take the needs of the Issuer or the Noteholders into consideration in determining, composing or calculating the Index. The $Index_{(2)}$ Sponsor is not responsible for, and has not participated in the determination of, the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Final Redemption or any other amount payable with respect to the Notes is set. The $Index_{(2)}$ Sponsor has no obligation or liability in connection with the administration, marketing or trading of the Notes.

The $Index_{(2)}$ Sponsor and the Issuer have entered into a license agreement providing for a license, in exchange for a fee, of certain trade and service marks with respect to indices owned and published by the $Index_{(2)}$ Sponsor in connection with the issuance of the Notes. The use of and reference to the Index in connection with the Notes have been consented to by the $Index_{(2)}$ Sponsor, the publisher of the $Index_{(2)}$.

None of the Issuer, the Calculation Agent, or any Agent accepts any responsibility for the calculation, maintenance or publication of the $Index_{(2)}$ or any successor index. The $Index_{(3)}$ Sponsor disclaims all responsibility for any errors or omissions in the calculation and dissemination of the $Index_{(2)}$ or the manner in which such index is applied in determining the Final Redemption Amount or any other amount payable in respect of the Notes.

35

36

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1 B

Final Terms relating to the issuance of CAD 700,000,000 Floating Rate Notes due 2016

October 3, 2006

Please see attached.

Final Terms dated 3 October 2006

Crédit Agricole S.A.
acting through its London branch
Euro 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 158
TRANCHE NO: 1
CAD 700,000,000 Floating Rate Notes due October 2008 (the "Notes")
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

RBC Capital Markets

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006, 10 July 2006 and 26 September 2006 which, together, constitute a base prospectus (the "**Base Prospectus**") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A. acting through its London branch
2	(i) Series Number:	158
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Canadian Dollars ("CAD")
4	Aggregate Nominal Amount::	
	(i) Series:	CAD 700,000,000
	(ii) Tranche:	CAD 700,000,000
5	Issue Price:	100.00 per cent of the Aggregate Nominal Amount
6	Specified Denominations:	CAD 100,000

7	(i) Issue Date :	6 October 2006
	(ii) Interest Commencement Date :	6 October 2006
8	Maturity Date:	Interest Payment Date falling in or nearest to 6 October 2008
9	Interest Basis:	1 month BA CDOR + 0.06 per cent. Floating Rate (further particulars specified below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 16 May 2006
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii) Specified Interest Payment Dates:	Interest will be payable monthly in arrear on the 6th of every month in each year, commencing on 6 November 2006 and ending on the Maturity Date, subject to adjustment in accordance with the Business Day Convention specified below
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s):	London, Toronto and TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable

	(vii) Screen Rate Determination:	Not Applicable
	(viii) ISDA Determination:	
	– Floating Rate Option:	CAD-BA-CDOR
	– Designated Maturity:	1 month
	– Reset Date:	The first day of the relevant interest period
	- ISDA Definitions (if different from those set out in the Conditions):	Not Applicable
	(ix) Margin(s):	+0.06 per cent per annum
	(x) Minimum Rate of Interest:	Not Applicable
	(xi) Maximum Rate of Interest:	Not Applicable
	(xii) Day Count Fraction: (Condition 5(h))	Actual/365 (Fixed), adjusted
	(xiii) Rate Multiplier:	Not Applicable
	(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	The fallback provisions for CAD-BA-CDOR shall be as set out in the ISDA Definitions
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

19	**Redemption at the Option of the Issuer (Call Option)**	Not Applicable
20	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
21	**Final Redemption Amount of each Note**	CAD 100,000 per Note of CAD 100,000 specified denomination
22	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other	CAD 100,000 per Note of CAD 100,000 specified denomination

	early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b))	No
	(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

23	Form of Notes: New Global Note:	**Bearer Notes:** No Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
24	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
25	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
26	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
27	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
28	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
29	Consolidation provisions:	Not Applicable

30	Applicable tax regime:	Condition 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France
31	Other final terms:	Not Applicable

DISTRIBUTION

32	(i) If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
	(ii) Date of Subscription Agreeement (if any):	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
33	If non-syndicated, name of Dealer:	Royal Bank of Canada Europe Limited
34	Total commission and concession:	Not Applicable
35	Additional selling restrictions:	The Notes will not be qualified for sale under the securities laws of any province or territory of Canada. The Dealer has represented and agreed that it has not offered, sold or distributed and will not offer, sell or distribute any Notes, directly or indirectly, in Canada or to or for the benefit of any resident of Canada, other than in compliance with applicable securities laws. The Dealer has also represented and agreed that it has not and will not distribute or deliver the Base Prospectus, or any other offering material in connection with any offering of Notes in Canada, other than in compliance with applicable securities laws
36	The aggregate principal amount of Notes issued has been translated into Euro at the rate of CAD 1.4283 = EUR 1 producing a sum of:	**490,093,117.69**

POST ISSUANCE INFORMATION

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1. RISK FACTORS Not Applicable

2. LISTING

(i) Listing:	Official list of the Luxembourg Stock Exchange
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 6 October 2006
(iii) Estimate of total expenses related to admission to trading:	EUR 2,270

3. RATINGS

Ratings: The Notes have been rated:

S&P: AA-

Moody's: Aa2

Not Applicable

4. NOTIFICATION

Not Applicable

5. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer:	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii) Estimated net proceeds:	CAD 700,000,000
(iii) Estimated total expenses:	Not Applicable

7. OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility	No.
ISIN Code:	XS0269146048
Common Code:	026914604
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1 C

Final Terms relating to the issuance of GBP 300,000,000 Floating Rate Notes due October 2009

October 10, 2006

Please see attached.

CREDIT AGRICOLE S.A.

acting through its London branch

Euro 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 159
TRANCHE NO: 1
Issue of GBP300,000,000 Floating Rate Notes due October 2009 (the "Notes")
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Barclays Capital

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006, the supplements to the Base Prospectus dated 8 June 2006, 10 July 2006 and 26 September 2006 which, together, constitute a base prospectus (the "**Base Prospectus**") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus is available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A. acting through its London Branch
2	(i)	Series Number:	159
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Pound Sterling("GBP")
4	Aggregate Nominal Amount of Notes admitted to trading:		GBP300,000,000
	(i)	Series:	GBP300,000,000
	(ii)	Tranche:	GBP300,000,000
5	Issue Price:		100.00 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):		GBP50,000
7	(i)	Issue Date:	12 October 2006
	(ii)	Interest Commencement Date	12 October 2006
8	Maturity Date:		Interest Payment Date falling in or nearest to October 2009
9	Interest Basis:		3 month GBP-LIBOR-BBA Plus Margin. (further particulars specified in item 16 below)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	(i)	Status of the Notes:	Unsubordinated Notes. The Notes

			constitute *obligations* under French law.
	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Not Applicable
14	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions		Not Applicable
16	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	Interest will be paid quarterly in arrear
	(ii)	Specified Interest Payment Dates:	12 January, 12 April, 12 July and 12 October in each year, commencing from and including 12 January 2007 up to and including the Maturity Date, each subject to adjustment in accordance with the Business Day Convention in item 16(iii) below
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s):	London and TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii)	Screen Rate Determination (Condition 5(b)(iii)(B)) :	Applicable
		Relevant Time:	11.00 a.m. (local time in London)
		Interest Determination Date:	The first Business Day of each Interest Period
		Primary Source for Floating Rate:	Moneyline Telerate page 3750
		Reference Banks (if Primary Source is "**Reference Banks**"):	Not Applicable
		Relevant Financial Centre:	TARGET and London
		Benchmark:	GBP-LIBOR -BBA
		Representative Amount:	Not Applicable

	Effective Date:	Not Applicable
	Specified Duration:	3 month GBP-LIBOR-BBA
	(viii) ISDA Determination:	Not Applicable
	(ix) Margin(s):	Plus 0.015 per cent per annum
	(x) Minimum Rate of Interest:	Not Applicable
	(xi) Maximum Rate of Interest:	Not Applicable
	(xii) Day Count Fraction:(Condition 5(h))	Actual/365 (Fixed), adjusted
	(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**	Not Applicable
21	**Redemption at the Option of Noteholders**	Not Applicable
22	**Final Redemption Amount of each Note**	GBP50,000 per Note of GBP50,000 Specified Denomination
	In cases where the Final Redemption Amount is Index-Linked or other variable-linked:	Not Applicable
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from	As set out in the Conditions

		that set out in the Conditions):	
	(ii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(iii)	Unmatured Coupons to become void upon early redemption	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET and London
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable

34	If non-syndicated, name and address of Dealer:	Barclays Bank PLC 5 the North Colonnade Canary Wharf London E14 4BB United Kingdom
35	Additional selling restrictions:	Not Applicable

GENERAL

36	The aggregate principal amount of Notes issued has been translated into Euro at the rate of EUR 1.4816 per GBP 1 producing a sum of:	**EUR 444,480,000**

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1	**RISK FACTORS**	Not Applicable
2	**LISTING**	Applicable
	(i) Listing:	Luxembourg
	(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 12 October 2006
	(iii) Estimate of total expenses related to admission to trading:	Not Applicable
	(iv) Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Not Applicable
3	**RATINGS**	
	Ratings:	The Notes to be issued have not been rated
4	**NOTIFICATION**	Not Applicable

5 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE SSUE**

"Save as discussed in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer."

6 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii)	Estimated net proceeds:	GBP300,000,000
(iii)	Estimated total expenses:	Not Applicable

7 **OPERATIONAL INFORMATION**

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	XS0270692824
Common Code:	027069282
Depositaries:	

(i) Euroclear France to act as Central Depositary	No
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Exhibit 2.1 D

Final Terms relating to the issuance of USD 500,000,000 Floating Rate Notes due October 2009

October 11, 2006

Please see attached.

CREDIT AGRICOLE S.A.

acting through its London branch

Euro 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 160
TRANCHE NO: 1
Issue of USD500,000,000 Floating Rate Notes due October 2009 (the "Notes")
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Barclays Capital

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006, 10 July 2006 and 26 September 2006 which, together, constitute a base prospectus (the "**Base Prospectus**") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus as so supplemented. The Base Prospectus is available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A. acting through its London Branch
2	(i)	Series Number:	160
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount of Notes admitted to trading:		USD500,000,000
	(i)	Series:	USD500,000,000
	(ii)	Tranche:	USD500,000,000
5	Issue Price:		100.00 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):		USD100,000
7	(i)	Issue Date:	13 October 2006
	(ii)	Interest Commencement Date	13 October 2006
8	Maturity Date:		Interest Payment Date falling in or nearest to October 2009
9	Interest Basis:		3 month USD-LIBOR-BBA Plus Margin. (further particulars specified in item 16 below)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	(i)	Status of the Notes:	Unsubordinated Notes. The Notes

			constitute *obligations* under French law
	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Not Applicable
14	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	Fixed Rate Note Provisions		Not Applicable
16	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	Interest will be paid quarterly in arrear
	(ii)	Specified Interest Payment Dates:	13 January, 13 April, 13 July and 13 October in each year, commencing from and including 13 January 2007 up to and including the Maturity Date, each subject to adjustment in accordance with the Business Day Convention in item 16(iii) below
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s):	London and TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(vii)	Screen Rate Determination (Condition 5(b)(iii)(B)) :	Applicable
		Relevant Time:	11.00 a.m. (local time in London)
		Interest Determination Date:	Two London Business Days before each Interest Period
		Primary Source for Floating Rate:	Moneyline Telerate page 3750
		Reference Banks (if Primary Source is "**Reference Banks**"):	Not Applicable
		Relevant Financial Centre:	TARGET and London
		Benchmark:	USD-LIBOR -BBA
		Representative Amount:	Not Applicable

		Effective Date:	Not Applicable
		Specified Duration:	3 month USD-LIBOR-BBA
	(viii)	ISDA Determination:	Not Applicable
	(ix)	Margin(s):	Plus 0.0275 per cent per annum
	(x)	Minimum Rate of Interest:	Not Applicable
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction:(Condition 5(h))	Actual/360 (Fixed), adjusted
	(xiii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17	**Zero Coupon Note Provisions**		Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**		Not Applicable
19	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer**		Not Applicable
21	**Redemption at the Option of Noteholders**		Not Applicable
22	**Final Redemption Amount of each Note**		USD100,000 per Note of USD100,000 Specified Denomination
	In cases where the Final Redemption Amount is Index-Linked or other variable-linked:		Not Applicable
23	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from	As set out in the Conditions

		that set out in the Conditions):	
	(ii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	No
	(iii)	Unmatured Coupons to become void upon early redemption	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	**Bearer Notes:** Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET and London
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable

34	If non-syndicated, name and address of Dealer:	Barclays Bank PLC 5 the North Colonnade Canary Wharf London E14 4BB United Kingdom
35	Additional selling restrictions:	Not Applicable

GENERAL

36	The aggregate principal amount of Notes issued has been translated into Euro at the rate of EUR .79713 per USD producing a sum of:	EUR 398,565,000.00

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1	**RISK FACTORS**	Not Applicable
2	**LISTING**	Applicable
	(i) Listing:	Luxembourg
	(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 13 October 2006
	(iii) Estimate of total expenses related to admission to trading:	Not Applicable
	(iv) Regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading:	Not Applicable
3	**RATINGS**	
	Ratings:	The Notes to be issued have not been rated
4	**NOTIFICATION**	Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE SSUE

"Save as discussed in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer."

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii)	Estimated net proceeds:	USD500,000,000
(iii)	Estimated total expenses:	Not Applicable

7 OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	XS0270903544
Common Code:	027090354
Depositaries:	

(i) Euroclear France to act as Central Depositary	No
(ii) Common Depositary for Euroclear and Clearstream Luxembourg	Yes
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1

Press releases issued by Crédit Agricole

Through October 31, 2006

Please see attached.

CRÉDIT AGRICOLE S.A.

Press release

Crédit Agricole S.A. acquires 654 branch retail network in Italy

Paris, 11 October 2006; Crédit Agricole S.A., further to a board meeting held this morning, today announced it had come to an agreement with Banca Intesa to acquire control of Cassa di Risparmio di Parma e Piacenza (Cariparma) and Banca Popolare FriulAdria (FriulAdria) as well as 193 Banca Intesa Group branches, a dense network of 654 branches. This whole perimeter has been valued at €5.96 billion. At the same time it said an evolution of Crédit Agricole S.A.'s asset management joint-venture with Banca Intesa in Italy should be decided before 31 January 2007. The consumer finance operation, Agos, will continue unchanged for a period of three years. Crédit Agricole S.A. will remain a shareholder in the new bank resulting from the proposed merger, albeit reducing its stake to less than 5 per cent from 9.1 per cent pro forma, and will exit the Banca Intesa shareholder pact.

The Fondazione Cariparma has agreed to the sale of Cariparma to Crédit Agricole S.A., and intends to invest 10 to 20 per cent in the new combined network. The Crédit Agricole Caisses Régionales also intend to co-invest 10 per cent in the new platform, with Crédit Agricole S.A. acquiring 70 to 80 per cent of it. On the basis of 80 per cent this would represent an investment of €4.8 billion for Crédit Agricole S.A.

In view of this agreement, which safeguards and enhances Crédit Agricole S.A.'s strategic interests in Italy and respects the interests of all other Banca Intesa shareholders, Crédit Agricole S.A. will vote in favour of the proposed combination of Banca Intesa and San Paolo IMI and will give its full support to the transaction.

René Carron, chairman of Crédit Agricole S.A., said: "we have been present in Italy since 1990 and have a longstanding and close working relationship with Banca Intesa, which we have supported at all times. This agreement represents a first-rate opportunity for us to gain a direct significant presence in Italy through this quality network, in a country which is considered to be one of the most attractive retail banking markets in Europe. Cariparma and FriulAdria represent an ideal platform to expand our footprint in Italy. I am also delighted that the Caisses Régionales have decided to co-invest along side Crédit Agricole S.A. which clearly emphasises their support for the Group's international development strategy. "

Georges Pauget, chief executive of Crédit Agricole S.A., added: "the creation of a substantial retail network in Italy positioned for growth is complementary to our earlier acquisitions in the Eurozone. It is a further, very significant step in our international development. In less than a year after launching our strategic plan, we have transformed our minority shareholdings into controlling stakes and extended our retail operations in Italy and Greece, two of Europe's fastest growing markets. We will strengthen Cariparma and FriulAdria through the opening of 100 additional branches and work with them to allow them to accelerate their growth and profitability. With this transaction, the net banking income from international operations will exceed 50 per cent in 2008, one of our stated strategic goals."

The announced agreement is fully consistent with Crédit Agricole S.A.'s strategy. At the end of December 2005 Crédit Agricole S.A. launched an ambitious three-year development plan with the goal to speed up organic growth in France, and to develop the Group's international presence whilst maintaining its risk profile. A €5 billion envelope was set aside out of free cashflow for international acquisitions over the period based on an investment programme with a strong retail focus and a particular emphasis on the Mediterranean basin and Eastern and Central Europe. This development has moved rapidly with the acquisitions of Emporiki Bank (Greece), EAB (Egypt), Meridian Bank (Serbia), Index Bank (Ukraine), Fidis (car financing, Italy), and the bancassurance business of BES (Portugal).

In addition, Crédit Agricole S.A. has indicated it would consider larger acquisitions on a case by case basis. This acquisition of a strong retail network in Italy represents such a step in the Group's international development.

Timetable of the transaction

The transaction is subject to the approval of the merger between Banca Intesa and San Paolo IMI by their shareholders and approvals by the relevant regulatory authorities. It is expected to close in the first quarter of 2007.

Financial details of transaction

The transaction includes 100 per cent of Cariparma and 76 per cent of FriulAdria, as well as 193 Banca Intesa branches, making a total of 654 branches. This whole perimeter has been valued at €5.96 billion.

The amount of the investment for Crédit Agricole S.A. is €4.8 billion and will be partially financed through a €3 billion capital increase and the balance from its own funds. Crédit Agricole S.A is considering launching a €4 billion rights issue in the first half of 2007, €3 billion of which will be earmarked to finance this acquisition and the rest to be used to increase the Group's financial flexibility. The Crédit Agricole Caisses Régionales intend to fully exercise their rights in this capital increase.

Estimated total annual synergies resulting from the commercial enhancement and the operational alignment of the acquired network amount to €130 million pre-tax and will be achieved by 2009. Implementation costs are expected to reach €105 million.

The transaction is consistent with Crédit Agricole S.A. acquisition criteria, both in terms of impact on EPS and return on investment.

No impact on credit ratings is expected, and the Tier 1 ratio of Crédit Agricole S.A. will remain at or above 7.5 per cent.

Retail banking

The retail banking network acquired by Crédit Agricole S.A. consists of 654 branches, 311 within Cariparma, 150 within FriulAdria and 193 Banca Intesa Group branches that will be contributed to Cariparma and FriulAdria based on geographical proximity.

This new network employs close to 7,000 people and has approximately 1.4 million customers. It is concentrated in the North, where 88 per cent of the branches are located, providing access to the wealthiest regions of Italy. Based on the number of branches, it has a market share in excess of 5 per cent in 13 regions and greater than 10 per cent in five regions. Overall in the 42 provinces covered by the network, it has a 3.6 per cent market share. In aggregate the network represents a net banking income of €1.3 billion, customer loans of €20 billion and customer deposits of €21 billion in 2005.

The key factors of success of the transaction are the very strong track record of Cariparma and FriulAdria's management teams, the high quality and geographical concentration of the acquired branches, the attractive positioning of the client base, and the cultural similarities with Crédit Agricole.

Crédit Agricole S.A.'s industrial project rests on value creation through commercial enhancement, performance alignment and acceleration of growth through about 100 branch openings planned by 2010.

Asset Management

In addition, Crédit Agricole S.A. and Banca Intesa have agreed to study the feasibility of creating a pan-European asset management platform combining CAAM Group, CAAM sgr, CAAM Group's Italian subsidiary, and SPIMI Asset Management. The parties have until 31 January 2007 to reach a decision on this subject. In the event that it is decided not to pursue this project, CAAM sgr will be unwound on terms consistent with those of its formation in the December 2005 Nextra agreement with CAAM focusing in Italy on its original institutional business and its newly acquired retail network.

Consumer Credit

The successful consumer credit joint-venture will continue unchanged to provide products to Banca Intesa over the next three years. Agos currently ranks #2 in the Italian domestic consumer finance market with a 10 per cent market share and has provided complete management of Banca Intesa's personal loans since October 2004.

Calyon and Morgan Stanley acted as financial advisors to Crédit Agricole S.A. on this transaction.

LE CRÉDIT LYONNAIS

PRESS RELEASE

LCL sets up 43 Business Centres in France to strengthen its corporate services network

Paris, 16 October 2006 LCL already provides banking services to one French company in four *(1)* and is seeking to bolster its presence in the small-business and large corporate markets in France. Chief Executive Christian Duvillet and Paul Carite, Head of Corporate Banking, have outlined a new plan to reorganise LCL's business banking network.

Under the plan, presented to a meeting of the central works council on 12 October 2006, LCL will set up 43 Business Centres in France, along with 29 local units that will report to them. The sales and marketing teams in direct contact with customers are to be expanded through a headcount increase of 20 per cent.

The new network, targeted at companies with revenues of €3 million-plus, will be organised on the basis of four principles:

- **a single contact person**, the Business Account Executive, based in the Business Centre will be responsible for **a broader, segmented range of products and services**
- Business Centre Directors and their Business Account Executives will be given **greater decisional independence** to make them more proactive
- Group subsidiaries that have developed product ranges especially for LCL **will provide support services** (LCL Leasing, LCL Factoring, LCL Régions Développement, LCL Monétaire, etc.)
- the **partnership with Calyon**, the Group's corporate and investment banking arm, will make it possible to support and assist LCL clients outside France

By making managers and executives more independent and streamlining decision-making channels, the new organisational structure will allow LCL to react more swiftly to the special needs of business clients. It will be underpinned by the skills and know-how of the bank's teams, which have a good long-standing reputation in the business sector. At the same time, a large-scale training programme aimed at management and sales and marketing personnel will be put in place, probably in early 2007 after talks with employee representative bodies.

Commenting on the project, Christian Duvillet said: **"With this development plan, we are delivering on our ambitions for the business sector. The plan is part of a new customer approach that emphasises local presence and speedy decision-making. By 1 January 2007, our two commercial networks – personal customers and business banking – will be up and running, helping us reach our goals of winning market share and building customer loyalty".**

(1) LCL's share of the market for companies with revenues in excess of €5 million

About business banking at LCL

The Business Banking Division is an autonomous network specialised in servicing small business and large corporates. It has 25,000 clients, representing 8,500 groups of companies.

The division is organised around two main activities:

- *commercial banking, with a broad range of products and services (domestic and international payments, financing for short-, medium- and long-term needs, etc.)*
- *corporate finance (M&A, takeovers, etc.)*

Emporiki Bank

Press release

Emporiki Bank of Greece appoints new chief executive

Athens & Paris: 20 October 2006 – The Board of Directors of Emporiki Bank of Greece S.A (Emporiki Bank) today announced the appointment with immediate effect of Mr. Anthony Crontiras chief executive officer. Mr. Crontiras is a widely recognized and respected manager and has a successful career spanning Greek and international companies. He has got specific experience of change management and company restructurings and is an acknowledged marketing and sales professional with a focused and innovative approach to customer service.

Anthony Crontiras started his career in 1985 in France where he worked as Project Manager for Booz, Allen & Hamilton. Most recently he was president of Danone Hellas S.A. Prior to that he was vice president and general manager of DELTA Dairy S.A. in Greece. Anthony Crontiras spent a number of years with Barilla International where, starting in 1989, he was initially business development manager, returning to Greece in 1991 as vice president and general manager of MISKO S.A, when it was acquired by Barilla International.

Christian Jacques, at present acting chief executive of Emporiki and who has been working with the bank in Greece since 2001 will become deputy CEO reporting directly Anthony Crontiras.

Anthony Crontiras will report to the acting chairman of Emporiki Bank, Jean-Frederic de Leusse, director of international development at Crédit Agricole S.A.

Mr. Jean Frederic de Leusse, acting chairman of Emporiki Bank and director of international development of Crédit Agricole S.A. stated: "the decision to appoint Anthony Crontiras as chief executive of Emporiki Bank of Greece, clearly signals a strategic change of direction for Emporiki towards a more customer focused approach, aimed at developing closer relationships with clients and increasing customer satisfaction, launching targeted marketing activities and offering innovative new products to all different customer segments. Mr Crontiras' very strong management background and restructuring experience as well as his in-depth knowledge of retail marketing, the application of the Crédit Agricole Group's marketing and product development know-how as well as risk control, will allow us to successfully transform Emporiki into a leading financial organisation that will become the new model of Greek banking standards.

Anthony Crontiras, newly appointed chief executive officer of Emporiki Bank said: "I very much look forward to the challenge of turning Emporiki Bank into a truly first-rate customer focused operation. I will begin by reviewing the existing operations and will be presenting a business plan in first quarter of 2007, building on the inherent strengths of the bank and its Greek heritage whilst incorporating the Credit Agricole Group's know-how and best practices. I will be presenting my new management team at the same time. "

Implementation of a liquidity agreement

Paris, 25 October 2006

Crédit Agricole S.A. has commissioned Crédit Agricole Cheuvreux to implement a liquidity agreement, pursuant to the code of conduct of the French Association of Investment Firms (AFEI), approved by the national securities regulator, Autorité des Marché Financiers, on 22 March 2005. The agreement takes effect on 26 October 2006 for one year and can be renewed tacitly.

The sum of €50,000,000 has been allocated to the liquidity account for the purpose of implementing the agreement.

Reach all 2006 press re

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. completes the mandatory public offer for Phoenix Metrolife Emporiki

Crédit Agricole S.A. reaches (directly and indirectly) 98.49% shareholding

Crédit Agricole S.A. intends to promptly exercise its squeeze out right

Paris 27 October 2006: Crédit Agricole S.A. today announced that its mandatory public offer to the shareholders in Phoenix Metrolife Emporiki S.A. (the "Company") was completed on 25 October 2006. Upon settlement of the transfers, Crédit Agricole S.A.'s direct and indirect ownership will reach 98.49% of the Company's share capital.

- 274 shareholders of the Company that hold a total of 1,791,979 shares have accepted the public offer at the close of the acceptance period on 25 October 2006, representing approximately 1.96 per cent of the Company's share capital

- Crédit Agricole S.A.'s direct and indirect shareholding (which includes 6,133,448 shares purchased in the market from the announcement of the public offer until today), will reach upon settlement of the transfers 98.49% of the Company's share capital

- The completion of the off-the-exchange transfer and the settlement of the Company's shares duly tendered by October 25, 2006 is expected to occur on 2 November 2006

- Crédit Agricole S.A. intends to exercise promptly its right to demand that all remaining shares of the Company are transferred to it in exchange for €2.18 per share in cash (in accordance with article 27 of the Law 3401/2006) and eventually to seek the delisting of the shares from the Athens Exchange

Advisor

Morgan Stanley & Co. Limited acted as financial advisor to Crédit Agricole S.A. in connection with the public offer.

About Crédit Agricole S.A.

Crédit Agricole, a unified and decentralised group.

Crédit Agricole is the largest banking organisation in France with a presence across the entire spectrum of banking and finance activities. It is the European leader in terms of domestic market position and ranks number two in Europe and number fifth in the world in terms of capital.

Crédit Agricole S.A. is responsible for ensuring a consistent development strategy and financial unity throughout the Crédit Agricole group. Crédit Agricole pursues a strategy of sustainable, profitable growth through a unified approach between the Regional Banks and the Group's specialist business line subsidiaries.

Exhibit 3.2

Presentation entitled "Strategic Development of Crédit Agricole S.A. in Italy"

October 12, 2006

Please see attached.



Strategic Development of Crédit Agricole S.A. in Italy

October 12, 2006

CRÉDIT AGRICOLE S.A.

Successful Outcome of Negotiations in Italy

- Major strategic breakthrough in Italy for Crédit Agricole S.A. following successful outcome of negotiations between Crédit Agricole S.A. and Banca Intesa in the context of the Banca Intesa – SPIMI merger

- Major development of Crédit Agricole S.A.'s activities in Italy with the acquisition of a fully controlled retail network consisting of Cariparma, FriulAdria and Banca Intesa branches, i.e. 654 branches in total

- Crédit Agricole S.A. will now have 3 European core retail markets: France, Italy and Greece:
  - In excess of 50% of Crédit Agricole S.A.'s net banking income post-acquisition to stem from international activities by 2008, in line with stated objectives
  - Reorganisation of international participations from minority positions to controlled platforms

Description of the Transaction

Retail Banking

- Acquisition perimeter: 100% of Cariparma, 76% of FriulAdria and 193 branches from Banca Intesa
  - 654 branches in total and ca. 1.4 MM customers
  - Total transaction value (100%): €5.96 Bn
- Co-investment of Crédit Agricole S.A. (70-80%), the Caisses régionales of Crédit Agricole (10%) and the Cariparma Foundation (10-20%)
  - Crédit Agricole S.A.'s investment: €4.8 Bn

Asset Management

- In addition Crédit Agricole S.A. and Banca Intesa have agreed to study the feasibility of creating a pan-European asset management platform combining CAAM Group, CAAM sgr and SPIMI Asset Management
- The parties have until 31 January 2007 to reach a decision on this subject
- In the event that it is decided not to pursue this project, CAAM sgr will be unwound on terms consistent with those of its formation in December 2005

Relationship with Banca Intesa

- Support to the merger with SPIMI
- Exit from Banca Intesa shareholder agreement
- Crédit Agricole S.A. free of any restrictions with respect to its interest in Banca Intesa
  - Reduction of stake below 5% of ordinary shares
- Existing consumer finance agreements between Banca Intesa and Agos remain unchanged for a period of 3 years

Transaction Rationale

1. Attractiveness of Italian Banking Market	■ Strong growth expected in the Italian banking market, one of the most attractive European markets ■ Under-penetration of key financial products (mortgages, consumer credit, savings products) ■ Low concentration, potential for in-market consolidation (top 5 players represent a 46% market share vs. 64% in France)
2. Acquisition of a Fully-Fledged Banking Platform	■ Creation of a strong Italian platform with 654 branches and critical mass in Northern Italy (market share in excess of 10% in 5 provinces and in excess of 5% in 13 provinces) ■ Complementarity with Crédit Agricole S.A.'s existing product factories in Italy
3. Operational Alignment with Limited Execution Risk	■ Platform will immediately benefit from integration of branches into Cariparma and FriulAdria ■ Strong impact of synergies from the alignment of Banca Intesa branches on best-of-breed performance of Cariparma and FriulAdria
4. Development Potential	■ Potential for up- and cross-selling to existing client base ■ Solid platform to build-upon through network expansion and selected bolt-on acquisitions
5. Key Success Factors	■ Very strong track record of Cariparma and FriulAdria management teams ■ High quality and strong geographical concentration of acquired branches ■ High quality platform for growth ■ Cultural proximity, importance of regional dimension ■ Scaleability and quality of Cariparma's IT platform

Transaction Structure

Target Structure



Crédit Agricole S.A.
Caisses régionales
Cariparma Foundation
70-80%
10%
10-20%
Cariparma
311 branches
+ 164 Banca Intesa branches
= 475 Total branches
FriulAdria
150 branches
+ 29 Banca Intesa branches
= 179 Total branches

- Joint-investment of Crédit Agricole S.A. (70-80%) and Caisses régionales (10%)
- Cariparma Foundation's approval of the transaction and acquisition of 10-20%
  - Shareholders' agreement with Crédit Agricole S.A. specifying governance rules
- Allocation of the acquired Banca Intesa branches between Cariparma and FriulAdria based on geographic proximity criteria

Summary Financial Terms
Transaction Value and Financing

- Retail network acquisition value
  - €5.96 Bn for 100% of Cariparma, 76% of FriulAdria and 193 branches
  - Corresponds to a 2006E P/E of 16.6x and a 2006E P/BV of 3.0x
  - Crédit Agricole S.A.'s 80% acquisition of targeted perimeter represents a total €4.8 Bn investment
  - Caisses régionales to co-invest 10% and Cariparma Foundation to co-invest 10-20%

- Transaction financing
  - €3 Bn through capital increase
  - Balance (€1.8 Bn) funded from own resources

- Transaction timing
  - Acquisition of Cariparma and FriulAdria to be completed by year-end 2006
  - Branches acquisition to be completed by Q1 2007

- Crédit Agricole S.A.'s capital increase
  - Rights issue for a total amount envisaged of ca. €4 Bn of which €3 Bn for the financing of the transaction and €1 Bn to increase financial flexibility
    - Caisses régionales to fully exercise their rights (55% ownership)
  - Expected timing: H1 2007, subject to market conditions
    - Bridge financing through shareholder loan granted by Caisses régionales

Summary Financial Terms (cont'd)
Financial Impacts of Acquisition of Retail Banking Networks

- Estimated synergies by 2009
  - Fully phased revenue synergies: €65 MM (5% of 2005 combined NBI)
  - Fully phased cost synergies: €65 MM (9% of 2005 combined cost base)
  - Total fully-phased synergies: €130 MM

- Implementation costs: €105 MM
  - Phased over next 3 years, with majority incurred in 2007 and 2008

- Transaction EPS accretive in 2008[1], excluding implementation costs

- Return on investment in excess of cost of capital by 2010

- No impact on credit ratings expected
  - *Tier 1 ratio of Credit Agricole S.A. expected to remain at or above 7.5%*

Notes
1. Based on Crédit Agricole S.A. IBES consensus EPS.

Review of the Feasibility of the Creation of a European Asset Management Platform

- Crédit Agricole S.A. and Banca Intesa agree to study the feasibility of creating a joint pan-European asset management platform combining CAAM group, CAAM sgr and SPIMI's asset management operations
  - Potentially in excess of €660 Bn of assets under management
  - #1 position in France and Italy
  - #14 global player / #7 in Europe[1]

- Agreement to be reached by January 31st, 2007

- In the event parties decided not to pursue the transaction, unwind of CAAM sgr on terms consistent with those of its creation:
  - CAAM Group to redevelop its business in Italy on the basis of its initial contribution in institutional business and the retail networks Crédit Agricole S.A. has acquired (purchase price based on original contribution value of €70 MM)
  - Banca Intesa to acquire CAAM Group's 65% stake in CAAM sgr based on terms of December 2005 Nextra transaction (€1,255 MM for 100%)

Notes
1. Source: Watson Wyatt as of year-end 2005

Longstanding Partner to Banca Intesa

- ✓ **Crédit Agricole S.A. has been Banca Intesa's Long-Term Partner for the past 16 years**
  - Crédit Agricole S.A.'s original investment in 1990 (12.2% of Banco Ambrosiano Veneto)
  - Continuously supported expansion which led to the creation of Banca Intesa

- ✓ **Crédit Agricole S.A., largest shareholder in Banca Intesa**
  - 17.8% of voting rights
  - 40.9% of shareholding pact representing 43.5% of ordinary shares

1990	1998	1999	2000-2002	2003-2006
12.2% in Banco Ambrosiano Veneto	✓ Creation of Banca Intesa	✓ Acquisition of 70% of Comit	✓ Merger of Banca Intesa and Comit and adoption of divisional, organisational model	✓ Agos
	✓ Acquisition of Cariparma and FriulAdria	Intesa + Banca Commerciale Italiana → IntesaBci	✓ Appointment of new management team in 2002	✓ Nextra
	Banco Ambrosiano Veneto + Cariplo → Intesa			✓ Private banking agreement
				✓ Merger with SPIMI

Support to the Banca Intesa – SPIMI Merger

✓ A merger with a strong industrial rationale

- Creating a domestic banking champion, with market shares of approximately 20% across all business lines
- Significant value creation potential
- Crédit Agricole S.A. has approved the proposed merger and will vote in favour of the transaction at the shareholders' general meeting

✓ Crédit Agricole S.A.'s stake in Banca Intesa

- Crédit Agricole S.A.'s 17.8% interest (ordinary shares) will be diluted to 9.1% in new entity
- Current value of interest: €6 Bn[1]
- Unrealised capital gain of ca. €2 Bn[1] [2]
- Crédit Agricole S.A. to exit the Banca Intesa shareholder agreement and be free of any restrictions with respect to its interest in Banca Intesa
  - Reduction of stake below 5% of ordinary shares in new entity

Notes
1. Based on Banca Intesa share price as of 10/10/2006
2. Based on book value of €3.95 Bn as at 30/06/2006

Building a Universal Banking Platform in Italy

Retail Banking – Acquired Perimeter

- 654 branches
- 1.4 MM clients
- NBI 2005: €1.4 Bn
- 6,852 employees
- Customer loans 2005: €20.1 Bn
- Customer deposits 2005: €23.4 Bn
- Funds under Management 2005: €42.5 Bn

Corporate & Investment Banking
Calyon

- Strong local presence in financing (structured products, acquisitions, projects) and investment banking (equities, fixed income, derivatives, securitization)
- 6th broker in Italy in 2006
- 3rd/4th government bonds specialist

Consumer Finance

Automobile Financing
Fidis

- JV (50/50) between Crédit Agricole S.A. and Fiat Auto
- 1st car financing operator in Italy with a 12% market share
- €13 Bn of total assets
- 1,135 employees

Consumer Finance
Agos

- 51% owned by Crédit Agricole S.A. (49% Banca Intesa)
- 2nd operator in Italy with an 8% market share
- €5 Bn total assets
- 1,322 employees

Asset Management
CAAM sgr

- Asset management for acquired retail networks
- Institutional business
- Feasibility study on creation of a wider platform including CAAM Group, CAAM sgr and SPIMI's asset management operations

1. Summary Terms

2. Crédit Agricole S.A. in Italy

3. Overview of Acquired Networks

4. Industrial Project

5. Concluding Remarks

6. Appendices

High Growth of Italian Banking Sector - Converging to Rest of Europe

Key Growth Drivers

- Under-penetration of key financial products in the retail segment
- In particular savings growth to remain high on the back of the pension reform
- SME segment will also drive growth

Current Accounts per Person



1.0
0.8
0.6
0.4
0.2
0.0
0.73
0.93
Italy
Europe

Cards per Person



1.0
0.8
0.6
0.4
0.2
0.0
0.38
0.95
Italy
Europe

Consumer Finance Loans and Mortgages as % of GDP



50%
40%
30%
20%
10%
0%
4%
11%
8%
36%
Italy
Europe
Consumer Finance
Mortgages

Source Bank of Italy, Assofin, Prometeia, ISVAP

Life Insurance as % of GDP



50%
40%
30%
20%
10%
0%
21%
43%
Italy
Europe

An Extensive Network in Italy Focused on the Wealthiest Areas

- ✓ **A new home market for Crédit Agricole S.A. with ca. 1.4 MM customers**
- ✓ **Dense geographic coverage**
  - 654 branches
  - Access to wealthiest areas in Italy
  - Presence in 9 regions which concentrate 70% of Italian population
  - 2% market share at national level (by number of branches)
  - 3.6% market share on the 43 provinces covered
- ✓ **Critical mass in Northern Italy (5 provinces with a market share greater than 10% and 13 provinces with a market share greater than 5%)**
- ✓ **Disproportionate benefits in terms of lending and deposits for high branch market share**
- ✓ **6% market share in Campania (Napoli / Caserta)**
  - High deposit base
  - Diversification of deposit/loan mix

Breakdown of Branches


Center - 20 branches
3%
South - 61 branches
9%
88%
North - 573 branches


LOMBARDIA
TRENTINO-ALTO ADIGE
VALLE D'AOSTA
FRIULI-VENEZIA GIULIA
VENETO
EMILIA-ROMAGNA
PIEMONTE
LIGURIA
TOSCANA
MARCHE
UMBRIA
MOLISE
LAZIO
PUGLIA
CAMPANIA
BASILICATA
CALABRIA

Market share:
0% | 0% - 3% | 3% - 5% | 5% - 10% | > 10%

Source Company data, Bank of Italy December 2005

Overview of Cariparma

CARIPARMA & PIACENZA

Operational Snapshot (2005)

- €11.7 Bn Loans
- €12.6 Bn Deposits
- €0.7 Bn Net Banking Income
  - 55% Net Interest Income
  - 37% Commission Income
- €26.4 Bn Funds under Management
- On top of retail branch network, Cariparma also has 17 corporate branches and 16 private banking branches
- 339 ATMs
- More than 11,000 POS
- 632K clients (of which ca. 72K corporates)
- Autonomous, centralised and scaleable operating platform (IT & BO)
- 3,400 employees

Branch Network

Roma	6
Arezzo	1
Firenze	5
Lucca	4
Pistoia	2
Bologna	2
Ferrara	1
Modena	13
Parma	91
Piacenza	56
Reggio Emilia	14
Brescia	1
Cremona	31
Lodi	7
Mantova	16
Milano	26
Pavia	23
Alessandria	1
Torino	8
Verona	1
Monza	1
Massa Carrara	1
Total	**311**



LOMBARDIA
TRENTINO-ALTO ADIGE
VALLE D'AOSTA
FRIULI-VENEZIA GIULIA
VENETO
EMILIA-ROMAGNA
PIEMONTE
LIGURIA
PIEMONTE
TOSCANA
MARCHE
UMBRIA
MOLISE
LAZIO
PUGLIA
CAMPANIA
BASILICATA
CALABRIA
Market share:
0%
0% - 3%
3% - 5%
5% - 10%
> 10%

Banca Popolare FriulAdria

Overview of FriulAdria

Operational Snapshot (2005)

- €3.8 Bn Loans
- €3.1 Bn Deposits
- €0.2 Bn Net Banking Income
  - 56% Net Interest Income
  - 38% Commission Income
- €5.1 Bn Funds under Management
- On top of retail branch network, FriulAdria also has 4 corporate branches and 4 private banking branches
- 175 ATMs
- More than 2,642 POS
- 263K clients (of which ca. 41K corporates)
- Operating platform (IT & BO) largely sub-contracted to Intesa
- 1,318 employees

Branch Network

Gorizia	7
Pordenone	42
Trieste	7
Udine	56
Treviso	20
Venezia	18
Total	**150**


LOMBARDIA
TRENTINO-ALTO ADIGE
VALLE D'AOSTA
FRIULI-VENEZIA GIULIA
VENETO
EMILIA-ROMAGNA
PIEMONTE
LIGURIA
TOSCANA
MARCHE
UMBRIA
MOLISE
LAZIO
PUGLIA
CAMPANIA
BASILICATA
CALABRIA

Market share:

0% | 0% - 3% | 3% - 5% | 5% - 10% | > 10%

Overview of Additional 193 Banca Intesa Branches

Operational Snapshot (2005)

- €4.6 Bn Loans
- €7.8 Bn Deposits
- €0.4 Bn Net Banking Income
- €10.9 Bn Funds under Management
- 523 K retail clients
- 2,134 employees

Branch Selection Criteria

- Geographic complementarities with Cariparma and FriulAdria
- Selected presence in provinces in the Centre and South of Italy to balance development model
  - Access to large pools of deposits

Branch Network



LOMBARDIA
TRENTINO-ALTO ADIGE
VALLE D'AOSTA
FRIULI-VENEZIA GIULIA
VENETO
EMILIA-ROMAGNA
PIEMONTE
LIGURIA
TOSCANA
MARCHE
UMBRIA
MOLISE
LAZIO
PUGLIA
CAMPANIA
BASILICATA
CALABRIA

Market share:

0% | 0% - 3% | 3% - 5% | 5% - 10% | > 10%

Summary Consolidated Figures

2005 Data

	Cariparma[2]	FriulAdria[3]	193 Branches[1]	Total[4]
Net banking income	€719 MM	€228 MM	€413 MM	€1,361 MM
Net income	€177 MM	€48 MM	€77 MM	€290 MM
C/I ratio	44%	54%	64%	52%
ROAE	19%	10%	22%[5]	18%
Shareholders' equity	€0.9 Bn	€0.5 Bn	€0.4 Bn	€1.7 Bn
Customer loans	€11.7 Bn	€3.8 Bn	€4.6 Bn	€20.1 Bn
RWA	€12.8 Bn	€3.7 Bn	€3.6 Bn	€20.1 Bn
Tier 1 ratio	7.2%	11.3%	9.8%	8.4%
# Branches	311	150	193	654
# Customers	632K	263K	523K	1,418K
# Employees	3,400	1,318	2,134	6,852

Notes
1. Based on management accounts
2. Excluding impact of Parmalat and gains on disposal of real estate and other assets (ROAE post Parmalat for Cariparma in 2005: 15.6%)
3. Excluding impact of gains on real estate assets
4. Taking into account 100% of Cariparma, 76% of Friuladria and 100% of branches
5. Return on 2005 equity

CRÉDIT AGRICOLE S.A.

Key Success Factors

- Very strong track record of Cariparma and FriulAdria management teams
- High quality and geographical concentration of acquired branches
  - Excellent geographical fit with Cariparma's and FriulAdria's existing footprints
- Attractive positioning of client base offering strong development potential
  - Networks equiped with appropriate marketing and commercial tools to optimize this potential
- Scaleability and quality of Cariparma IT platform
  - IT integration of Banca Intesa retail branches expected to be completed within 18 months post closing
- Cultural similarities
  - Regional approach
  - Presence of Cariparma Foundation
- High quality platform for growth

Low Execution Risk
High Quality Retail Banking Platform

- Acquired perimeter has been delivering sound operating performance

Operating Efficiency
Cost Income Ratio (%)



70%
65%
60%
55%
50%
45%
40%
44%
54%
56%
58%
58%
67%
69%
Cariparma(1)
FriulAdria(2)
BPVN
BPU
B. Lombarda
BPM
Credem

Profitability
Return on Average Equity (%)



25%
20%
15%
10%
5%
0%
21%
19%
16%
15%
11%
10%
9%
Credem
Cariparma(1)
BPVN
BPU
B. Lombarda
FriulAdria(2)
BPM

Productivity
Revenues/ Employee (€000)



220
210
200
190
180
170
160
211
204
199
197
194
189
181
Cariparma
BPVN
B. Lombarda
BPU
Credem
BPM
FriulAdria

Asset Quality
NPL Ratio (%)



2,0%
1,5%
1,0%
0,5%
0,0%
0,2%
0,2%
0,5%
0,6%
0,8%
1,0%
1,6%
Credem
Cariparma
FriulAdria
BPM
B. Lombarda
BPU
BPVN

Based on 2005 Financials

Notes
1. Excluding impact of Parmalat and gains on disposal of real estate and other assets (ROAE post Parmalat for Cariparma in 2005: 15.6%)
2. Excluding impact of gains on real estate assets

CRÉDIT AGRICOLE S.A.

Assessment of Acquired Networks

Cariparma	Middle-sized bank, highly efficient with a coherent commercial and operational model…	… With a high development potential
FriulAdria	High quality franchise on a limited territory…	… Which has scope for operational improvement
193 Banca Intesa Branches	Customer-oriented branches…	… Which will fully benefit from the new bank's operational and commercial development model and alignment on Cariparma performance standards

A Development Plan with Limited Execution Risk

A High Quality Platform ...

- ✓ Strong regional roots in the wealthiest areas in Italy
- ✓ Sophisticated commercial policy with segmented marketing and commercial approaches
- ✓ Cariparma's banking infrastructures including IT and back-office, are efficient, scaleable and fully integrated

...To Deploy A New Multiregional Model...

- ✓ Development in Northern Italy based on two well-known regional brands (no rebranding)
- ✓ A presence in the Center and the South with access to deposit pools facilitating a second-step expansion of network
- ✓ Centralization on an efficient operating platform, mutualised for all networks and enabling potential future developments

...With Limited Execution Risks

- ✓ Management teams fully supportive of project they contributed to build
- ✓ Similar cost synergy potential as in a restructuring project without the associated risks
- ✓ Support from local constituencies

Synergies and Value Creation Plan

3 Levers of Value Creation Plan

1. Commercial Enhancement

2. Performance Alignment

3. Acceleration of Organic Growth

Commercial Enhancement

Integration of acquired branches

- Transfer of best practices from Cariparma and FriulAdria to acquired branches
  - Improve commercial performance (aligned with Cariparma and FriulAdria)
- Client attrition factored in (branch migrations)

Growth strategy on key segments

- Extension of product range
- Fertilisation of existing high potential client base
- Increased levels of lending to larger corporates

Leverage on Crédit Agricole S.A. product factories

- Consumer finance
- Asset management
- Bancassurance
- Corporate & Investment Banking
- Online banking

Est. Fully Phased Revenue Synergies → **€65 MM** ***5% of 2005 combined NBI***

- Excluding synergies with existing Crédit Agricole S.A.'s product factories

Performance Alignment

Cost streamlining of acquired branches	■ Headquarter functions performed by Cariparma and FriulAdria ■ Streamline acquired branches cost-bases
IT optimisation	■ Leveraging on Cariparma's existing scaleable and efficient IT platform ■ Reduced IT costs on FriulAdria and acquired Banca Intesa branches ■ Taking into consideration additional administrative costs to reinforce the existing Cariparma platform
Back-office optimisation	■ Back-office functions operated centrally and mutualised ■ Net of any costs incurred to reinforce the existing back-office platform
ALM Revenues	■ Optimisation of active finance management (ALM)
Implementation	■ Taking into consideration extra costs required on an ongoing basis to run the combined platforms (in particular resizing of some central functions and additional head-office costs)

Est. Fully Phased Cost Synergies → **€65 MM** ***9% of 2005 combined cost base***

Implementation Costs

Branding	■ Investment performed over a three-year period to further strengthen brand awareness
Exceptional IT Migration Charges	■ Charges incurred mainly in 2007 to bring all IT platforms under the Cariparma umbrella
Basel II Compliance Project	■ Overall investment project required to redevelop own models ■ Mainly incurred in 2007
Integration Projects	■ Overall costs required to achieve the planned integration projects (legal, fiscal, auditors, consulting)

Total Est. Implementation Costs → **€105 MM**

Summary of Estimated Synergies

Breakdown of Pre-Tax Annual Synergies, Fully Phased 2009
(€MM)



140
120
100
80
60
40
20
0
65
65
130
Net of customer attrition resulting from transfer of branches into Cariparma and FriulAdria
Net of additional costs incurred on an ongoing basis to enhance the Cariparma platform and central functions
Commercial Enhancement
Revenue Synergies
Performance Alignment
Cost Synergies
Total Net Synergies

✓ **Expected phasing of synergies**

- 2007: 5%
- 2008: 65%
- 2009: 100%

Accelerating Organic Growth

Enhanced Network Strategy

✓ **Expanding the Retail footprint**

- ca. 100 new branches targeted by 2010
- Expansion based on the acquired networks' existing mapping
- Focus on Tuscany, Veneto and Emilia Romagna

✓ **Development of corporate and private banking networks**

- 6 new corporate branches opened by 2008
- 6 new private banking branches opened by 2009

Summary Development Plan

Category	Openings	Timing
Retail	~ 100	2010
Corporate	6	2008
Private Banking	6	2009

Contribution to Gross Operating Profit Estimates



€ MM
€25MM
18
€72MM
21
6
45
2010
Ramp-up Phase
Gross Operating Profit Contribution
2015
Steady State
Gross Operating Profit Contribution
Retail
Private Banking
Corporate

Three Levers to Create Value

Lever	Cariparma	FriulAdria	193 Branches
Marketing			Alignment of commercial performance
		Cariparma methods and tools	Cariparma methods and tools
	New branch openings	New branch openings	New branch openings
	Cross-selling improvement	Cross-selling improvement	Cross-selling improvement
	Calyon Corporate products	Calyon Corporate products	Calyon Corporate products
	Crédit Agricole retail products	Crédit Agricole retail products	Crédit Agricole retail products
IT		Integration on Cariparma IT systems	Integration on Cariparma IT systems
	Preparing integration (« plug in »)	Preparing integration (« exit »)	Preparing integration (« exit »)
Organisation			Alignment on Cariparma management costs
		Improved back-office organisation (Cariparma – Workflow)	Improved back-office organisation (Cariparma – Workflow)
	Branch operations optimisation	Branch operations optimisation	Branch operations optimisation

1. Summary Terms

2. Crédit Agricole S.A. in Italy

3. Overview of Acquired Networks

4. Industrial Project

5. Concluding Remarks

6. Appendices

A Major Strategic Breakthrough in Italy for Crédit Agricole S.A.

- Opening of a third retail banking market for Crédit Agricole S.A. in Europe after France and Greece, delivering on stated objective of generating more than 50% of net banking income from international operations by 2008
- Converting a minority stake into a fully controlled retail banking platform in a fast growing market
- Acquisition of a high quality banking franchise with strong value creation potential and limited integration risk
- Complementarities with existing Crédit Agricole S.A. product factories, creation of a fully-fledged banking platform in Italy
- Acquisition consistent with Crédit Agricole S.A.'s financial criteria

Contribution of International Operations Post-Acquisition

2008E Net Banking Income Breakdown



Excluding acquisitions
International
42%
France
58%
Including recent acquisitions, except Italy
International
48%
France
52%
Including all acquisitions
France
48%
International
52%

2006E Staff Breakdown



Excluding acquisitions
International
35%
France
65%
Including recent acquisitions, except Italy
International
46%
France
54%
Including all acquisitions
France
49%
International
51%

Mechanical impacts of the operations on the Tier 1 ratio

- Initial position: 16.8% Intesa stake (ordinary shares and saving shares)[1], equity consolidated (Tier 2 deduction)

- Consequences of the acquisition
  - Direct capital needs based on:
    - Goodwill created
    - Risk weighted assets of acquired networks
  - Indirect Tier 1 capital needs:
    - Decrease in the Lower Tier 1 eligible amount / haircuts on Lower Tier 1

- Implications of the reduction of the stake in Intesa from 16.8% to 9.1% (ordinary shares and saving shares)
  - Direct increase in Tier 1 capital
    - Merger-related dilution profit (decrease from 16.8% to 9.1% in the combined Intesa-SPIMI entity, change in the quota share of consolidated equity)
    - Capital gain on disposal (decrease from 9.1% to 4.5%)
  - 45% of unrealised capital gain on the remaining stake accounted for in Tier 2 capital
  - Indirect increase in Tier 1 capital:
    - Increase in the Lower Tier 1 eligible amount

- Consequences of the neutralization of the intragroup part of operations
  - Cancellation of 16.8% of the implied goodwill, broken down between a reduction in the merger-related dilution profit and a reduction in unrealised capital gains

Notes
1. On the basis of 1 073.2m ordinary shares and 92.2m saving shares

CRÉDIT AGRICOLE S.A.